UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2025, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1 Consent of Independent Registered Public Accounting Firm
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date: December 5, 2025

By: /s/ Kyle Scheidler
Kyle Scheidler
Senior Director

The Procter & Gamble Savings Plan
Employer ID No.: 31-0411980
Plan Number: 042
Financial Statements as of and for the
Years Ended June 30, 2025 and 2024,
Supplemental Schedules as of and for the year ended June 30, 2025, and Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2025 and 2024	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2025 and 2024	3

Notes to Financial Statements as of and for the Years Ended June 30, 2025 and 2024	4-10

SUPPLEMENTAL SCHEDULES-	11

Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended June 30, 2025	12

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at end of Year) as of June 30, 2025	13-63

NOTE:    All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Procter & Gamble U.S. Business Services Company and the Plan Participants:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of
The Procter & Gamble Savings Plan (the "Plan") as of June 30, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2025, and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
December 05, 2025
We have served as the auditor of the Plan since at least 2008; however, an earlier year could not be reliably determined.

THE PROCTER & GAMBLE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2025 AND JUNE 30, 2024

	2025	2024

PARTICIPANT-DIRECTED INVESTMENTS — at fair value:
The Procter & Gamble Company common stock	$1,232,377,400	$1,347,714,746
The J.M. Smucker Company common stock	782,949	976,017
Separately managed accounts	564,866,168	557,794,409
Common collective trust funds	3,545,056,283	3,122,963,871

Total participant-directed investments — at fair value	5,343,082,800	5,029,449,043

RECEIVABLES:
Accrued investment income	770,403	856,601
Notes receivable from participants	28,701,822	23,748,306

Total receivables	29,472,225	24,604,907

Total assets	5,372,555,025	5,054,053,950

LIABILITIES —
Accrued investment management expense	264,243	434,711

Total liabilities	264,243	434,711

NET ASSETS AVAILABLE FOR BENEFITS	$5,372,290,782	$5,053,619,239

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2025 AND JUNE 30, 2024

	2025	2024

INVESTMENT INCOME:
Net appreciation in fair value of investments	$422,606,043	$611,055,697
Interest	9,852,650	10,871,767
Dividends	32,467,858	32,822,500

Total investment income — net	464,926,551	654,749,964

INTEREST INCOME ON NOTES RECEIVABLE
FROM PARTICIPANTS	1,966,325	1,391,756

CONTRIBUTIONS:
Employer contributions	96,040	—
Employee contributions	252,919,399	230,455,761
Employee rollovers	10,314,381	5,993,913

Total contributions	263,329,820	236,449,674

DEDUCTIONS:
Benefits paid to participants	408,194,971	372,783,240
Administrative expenses	3,057,714	2,426,402

Total deductions	411,252,685	375,209,642

NET INCREASE IN NET ASSETS
PRIOR TO TRANSFER	318,970,011	517,381,752

TRANSFERS TO OTHER QUALIFIED PLANS	(298,468)	(865,225)

NET INCREASE IN NET ASSETS	318,671,543	516,516,527

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,053,619,239	4,537,102,712

End of year	$5,372,290,782	$5,053,619,239

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

1.DESCRIPTION OF THE PLAN
The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.
General — The Plan is a voluntary defined contribution plan that covers substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are able to choose either a traditional 401(k) or a Roth 401(k).
The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the Company’s health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. Balances are also transferred to the Gillette ESOP when certain employees retire and are eligible to participate in the retiree medical program. Transfers between the Plan and the Gillette ESOP are shown in Transfers to Other Qualified Plans.
The recordkeeper for the Plan is Alight Solutions, LLC. The Custodian and Trustee for the Plan is Northern Trust.
Contributions — The Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their compensation, as defined by the Plan, up to Plan and Internal Revenue Service (IRS) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants aged 50 or older are eligible to contribute an additional $7,500 as a “catch-up” contribution in excess of the maximum 401(k) contributions of $23,500 and $23,000, respectively, for the calendar years ended December 31, 2025 and 2024.
Qualified Non-Elective Contributions (QNEC) — The Plan recorded QNECS during the year ended June 30, 2025 of $96,040 to provide for certain participants who were not given the opportunity to contribute their elected amounts to their prior 401(k) plan due to certain administrative errors. There were no QNECS for the year ended 2024. The QNECS are immediately 100% vested to the employees. The contributions are made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan’s earnings or losses, administrative expenses, and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all investment options offered by the Plan.
Investments — Participants may direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stocks, common collective trust funds, short-term investment funds and separately managed accounts as investment options for participants.

Vesting — Participants are 100% vested in the assets in their Plan accounts.
Notes Receivable from Participants — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000) and at an interest rate equal to the prime rate plus 1%. Loans are repaid via payroll deduction over a period of up to 54 months, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 114 months. Principal and interest paid is credited to applicable funds in the borrower’s account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on-going repayment arrangement has not been made with the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. As of June 30, 2025, participant loans have maturities through January 2035 with the interest rates ranging from 4.25 percent to 10.5 percent.
Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock in monthly installments, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 ½ (if age 70 ½ prior to January 1, 2020), age 72 (if not age 70 ½ and reach age 72 between January 1, 2020 and December 31, 2022) or age 73 (if not yet age 72 and reach age 73 by January 1, 2023 or later).
A participant may withdraw any portion of after-tax contributions, which were derived from previously merged plans, once in any three-month period. Participants who have attained age 59 1/2 or have financial hardship may withdraw all or any portion of their before-tax contributions once in any six month period. Account balances attributable to non-active employees are $2,092,878,306 and $2,012,229,429 as of June 30, 2025 and 2024, respectively.
Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Concentrations of Investments — Included in investments at June 30, 2025 and 2024, are shares of P&G common stock of $1,232,377,400 and $1,347,714,746, respectively. This investment represents 23.1 percent and 26.8 percent of total investments at June 30, 2025 and 2024, respectively. A significant decline in the market value of P&G common stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned daily and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. Recordkeeping fees of the Plan are paid by the Plan and/or participants through a reduction in their investment balances. In addition, fees paid to other vendors are paid by the Plan.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were participants who elected to withdrawal a total of $5,019,240 and $146,862 from the Plan but had not yet been paid at June 30, 2025 and 2024, respectively.
3.FAIR VALUE MEASUREMENT
ASC 820, Fair Value Measurement, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. There are no Level 2 or Level 3 investments in this plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at June 30, 2025 and 2024.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust Funds — The Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust funds. Net asset value (NAV) is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Redemption for common collective trust funds is permitted daily with no other restrictions or notice periods and there are no unfunded commitments. In accordance with GAAP, the common collective trust funds measured at NAV have not been classified in the fair value hierarchy. The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.
Separately Managed Accounts — The Plan’s portfolio of individual securities is managed on the participant’s behalf. Unlike a mutual fund or exchanged-traded fund, the Plan directly owns the individual securities instead of pooling participant assets with other investors. The individual assets of a separately managed account (SMA) are held in the name of the Plan (the Plan owns the underlying securities) and are considered separately as individual investments for accounting, auditing and financial statement reporting purposes. The Plan’s separately managed accounts that are available as investment options for the Plan participants are Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account and P&G Savings Short-Term Invested Unitized Account.
Securities Lending – The Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account (also referred to as the Small Cap Equity SL Fund) has a securities lending (SL) program. An agreement was established between BlackRock, Inc. (BlackRock), the Fund Manager, and the Company to lend securities held in the Plan account to third-parties. The fair value of the securities loaned by the Plan is $35,198,020 and $84,202,823 at June 30, 2025 and 2024, respectively. The collateral and the securities loaned are marked-to-market on a daily basis so that all loaned securities are fully collateralized at all times.
The SL program for the Small Cap Equity SL Fund has been designed by BlackRock to largely mitigate SL financial risks. SL could result in a loss, if either a) the borrower fails to timely return the on-loan securities or does not return the on-loan securities at all, or b) the collateral for the security on loan is reinvested and declines in value. These two risks have been in principle mitigated as BlackRock provides a full indemnification to replace on-loan securities if borrowers default, and the SL agreement requires BlackRock to hold received collateral, thereby eliminating the reinvestment risk. The remaining financial risk is estimated to be very small as it requires simultaneously that a) the borrower of the securities defaults, b) the posted collateral is insufficient to purchase replacement securities and c) BlackRock defaults at the same time, and hence would be unable to honor its indemnification and other contractual requirements. This already small risk is further mitigated as BlackRock requires collaterals to be marked-to-market daily. If the value of the collateral declines, the borrower is required to provide additional collateral until the collateral covers 102% to 105% of the value of the loaned securities.

Securities Lending income earned is added to the income earned daily and is not separately reflected. Consequently, securities lending income is reflected as an increase to the investment return for that investment.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2025 and 2024.

2025	2024

Investments Measured at Fair Value:
Common Stock - Level 1	$1,233,160,349	$1,348,690,763
Separately Managed Accounts:
Common Stock - Level 1	364,753,511	357,241,979
Money Market Fund - Level 1	200,112,657	200,552,430
Total Investments Measured at Fair Value	1,798,026,517	1,906,485,172

Investments measured at NAV:
Common Collective Trust Funds	3,545,056,283	3,122,963,871

Total Investments	$5,343,082,800	$5,029,449,043

4.RELATED AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of P&G common stock and funds managed by Northern Trust, as well as asset managers BlackRock and State Street Global Advisors. Transactions with the recordkeeper, trustee, custodian, and investment manager qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At June 30, 2025 and 2024, the Plan held 7,738,402 and 8,171,763 shares, respectively, of P&G common stock, the sponsoring employer, with a cost basis of $675,804,946 and $657,057,166, respectively. During the years ended June 30, 2025 and 2024, the Plan recorded dividend income on P&G common stock of $32,430,768 and $32,781,372, respectively.
During the years ended June 30, 2025 and 2024, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, the value depreciated by $39,507,024 and appreciated by $111,207,500, respectively.
5.PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.
6.FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter from the IRS. The Plan is subject to routine audits by taxing jurisdictions at any time. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2025 and 2024, to Form 5500:

	2025	2024

Net assets available for benefits per the financial
statements	$5,372,290,782	$5,053,619,239
Less: certain deemed distributions of participant loans	(2,006,687)	(1,902,004)

Net assets available for benefits per the Form 5500	$5,370,284,095	$5,051,717,235
The following is a reconciliation of interest income on notes receivable from participants per the financial statements for the year ended June 30, 2025, to Form 5500:

Interest income on notes receivable from participants	$1,966,325
Less: interest on deemed distribution	(6,977)

Interest on participant loans per the Form 5500	$1,959,348
The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2025, to Form 5500 net income:

Net increase in net assets prior to transfer per the financial statements	$318,970,011
Plus: previously deemed distribution of participant loans	242,370
Less: certain deemed distributions of participant loans and related interest	(347,053)

Net income per the Form 5500	$318,865,328

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2025, to Form 5500:

Benefits paid to participants per the financial statements	$408,194,971
Less: previously deemed distributions of participant loans	(242,370)
Plus: current deemed distributions	340,076

Benefits paid to participants per the Form 5500	$408,292,677

******

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED JUNE 30, 2025

EIN: 31-0411980
PLAN: 042

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Year ended June 30, 2022 participant contribution transferred late to the Plan	$—	$41,868	$—	$—
Year ended June 30, 2023 participant contribution transferred late to the Plan	$—	$31,400	$—	$—

THE PROCTER & GAMBLE SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2025

EIN: 31-0411980
PLAN: 042

Identity of Issuer	Description of Investment	Fair Value
INVESTMENTS AT FAIR VALUE:

The Procter & Gamble Company(1)	Common stock(2)	$1,232,377,400

The J.M. Smucker Company	Common stock(2)	782,949

Separately Managed Accounts
BlackRock(1)	Procter & Gamble Savings Plan – Russell 2000 Index SMA(2)(4)	364,753,511
BlackRock(1)	P&G Savings Short-Term Invested Unitized Account (money market fund)(2)	200,112,657
Total Separately Managed Accounts		564,866,168

Common Collective Trust Funds
BlackRock(1)	US Debt Index Non-Lendable Fund(2)	361,180,310
BlackRock(1)	ACWI EX-US Index Non-Lendable(2)	285,266,315
BlackRock(1)	Global Equity Index Fund(2)	854,661,806
BlackRock(1)	Blackrock Equity Non-Lending Class(2)	1,706,809,917
State Street Global Advisors(1)	SSgA US Short Term Government/Credit Bond Index(2)	123,420,221
State Street Global Advisors(1)	SSgA Real Return Ex-Natural Resources Equity Non-Lending Series Fund(2)	207,397,311
Northern Trust(1)	Short Term Investment Fund(2)	6,320,403
Total Common Collective Trust Funds		3,545,056,283

Loans to participants(1)	Various participants, interest rates ranging from
	4.25% to 10.50% various maturities through January 2035(3)	26,695,135

TOTAL INVESTMENTS		$5,369,777,935

(1) Denotes party-in-interest.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.
(3) Net of loans deemed distributed of $2,006,687
(4) See underlying holdings on pages 14-63

Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account
Underlying Holdings ***
As of June 30, 2025

Russell 2000 Underlying Holdings

Security Name	Fair Value
CREDO TECHNOLOGY GROUP HOLDING LTD	$1,933,187
FABRINET	1,517,013
IONQ INC	1,452,429
HIMS HERS HEALTH INC CLASS A	1,354,125
HEALTHEQUITY INC	1,273,882
SHORT-TERM INVESTMENT FUND	1,262,738
ENSIGN GROUP INC	1,232,692
FLUOR CORP	1,223,917
BLUEPRINT MEDICINES CORP	1,168,361
AEROVIRONMENT INC	1,146,069
BRINKER INTERNATIONAL INC	1,138,604
COMMVAULT SYSTEMS INC	1,099,325
NEXTRACKER INC CLASS A	1,098,491
UMB FINANCIAL CORP	1,093,664
SPX TECHNOLOGIES INC	1,088,579
CHART INDUSTRIES INC	1,061,828
BADGER METER INC	1,034,424
CASELLA WASTE SYSTEMS INC CLASS A	1,029,190
KRATOS DEFENSE AND SECURITY SOLUTI	1,004,528
RAMBUS INC	986,228
STERLING INFRASTRUCTURE INC	981,064
OLD NATIONAL BANCORP	980,338
DYCOM INDUSTRIES INC	976,094
BRIDGEBIO PHARMA INC	961,360
WATTS WATER TECHNOLOGIES INC CLASS	961,184
JACKSON FINANCIAL INC CLASS A	914,093
FEDERAL SIGNAL CORP	909,997
ESSENTIAL PROPERTIES REALTY TRUST	904,042
JBT MAREL CORP	894,614
GUARDANT HEALTH INC	885,252
STRIDE INC	883,917
TAYLOR MORRISON HOME CORP	864,241
ESSENT GROUP LTD	861,212
UFP INDUSTRIES INC	855,688
ITRON INC	852,041
ARCHER AVIATION INC CLASS A	842,654

AMERICAN HEALTHCARE REIT INC	837,745
Q2 HOLDINGS INC	830,892
RYMAN HOSPITALITY PROPERTIES REIT	830,604
INTERDIGITAL INC	828,081
CARETRUST REIT INC	823,262
GLAUKOS CORP	822,498
OKLO INC CLASS A	819,302
TERRENO REALTY REIT CORP	817,164
COEUR MINING INC	808,307
VARONIS SYSTEMS INC	797,841
COMMERCIAL METALS	791,364
LANTHEUS HOLDINGS INC	786,838
GROUP AUTOMOTIVE INC	785,641
GATX CORP	783,156
ZURN ELKAY WATER SOLUTIONS CORP	781,867
SHAKE SHACK INC CLASS A	778,924
MERIT MEDICAL SYSTEMS INC	777,660
UPSTART HOLDINGS INC	776,354
MARA HOLDINGS INC	775,799
HOME BANCSHARES INC	771,864
CLEARWATER ANALYTICS HOLDINGS INC	770,423
FIRSTCASH HOLDINGS INC	763,946
OPTION CARE HEALTH INC	762,338
SELECTIVE INSURANCE GROUP INC	754,115
QUALYS INC	745,067
TXNM ENERGY INC	744,494
TG THERAPEUTICS INC	744,489
BALCHEM CORP	741,394
SPS COMMERCE INC	737,880
MODINE MANUFACTURING	735,500
UNITED BANKSHARES INC	735,048
CADENCE BANK	732,214
SANMINA CORP	730,888
ORMAT TECH INC	728,628
RADIAN GROUP INC	728,072
MADRIGAL PHARMACEUTICALS INC	727,547
MOOG INC CLASS A	725,147
HANCOCK WHITNEY CORP	720,944
KITE REALTY GROUP TRUST REIT	717,031
BROOKFIELD INFRASTRUCTURE CORP CLA	714,522
ADVANCED ENERGY INDUSTRIES INC	711,393
ESCO TECHNOLOGIES INC	711,070
CONSTRUCTION PARTNERS INC CLASS A	710,588

GLACIER BANCORP INC	705,263
PIPER SANDLER COMPANIES	699,297
BLOOM ENERGY CLASS A CORP	697,818
IRHYTHM TECHNOLOGIES INC	694,514
JOBY AVIATION INC CLASS A	693,188
ACI WORLDWIDE INC	692,506
FIRST FINANCIAL BANKSHARES INC	690,276
SOUTHWEST GAS HOLDINGS INC	686,620
BOX INC CLASS A	683,708
CNX RESOURCES CORP	683,670
CHAMPIONX CORP	678,008
SILICON LABORATORIES INC	677,709
MERITAGE CORP	676,330
NUSCALE POWER CORP CLASS A	674,419
CORE SCIENTIFIC INC	671,739
ADTALEM GLOBAL EDUCATION INC	671,011
ASBURY AUTOMOTIVE GROUP INC	668,389
BOOT BARN HOLDINGS INC	666,672
KNIFE RIVER CORP	666,264
CSW INDUSTRIALS INC	665,159
ALKERMES	661,778
NOVANTA INC	661,669
BELDEN INC	659,597
URBAN OUTFITTERS INC	654,166
CAL MAINE FOODS INC	652,776
NEW JERSEY RESOURCES CORP	646,260
MIRION TECHNOLOGIES INC CLASS A	645,190
PORTLAND GENERAL ELECTRIC	640,004
SL GREEN REALTY REIT CORP	637,632
TRANSMEDICS GROUP INC	634,537
PHILLIPS EDISON AND COMPANY INC	633,483
SABRA HEALTH CARE REIT INC	628,435
ATLANTIC UNION BANKSHARES CORP	627,101
FRONTDOOR INC	624,764
VALLEY NATIONAL	620,751
ONE GAS INC	615,696
HERC HOLDINGS INC	613,675
AMERIS BANCORP	606,757
INTEGER HOLDINGS CORP	603,783
SPIRE INC	602,751
PRIMORIS SERVICES CORP	602,476
AXSOME THERAPEUTICS INC	601,495
ADMA BIOLOGICS INC	601,276

D WAVE QUANTUM INC	600,870
INSTALLED BUILDING PRODUCTS INC	600,646
ARCOSA INC	599,600
GMS INC	598,669
MAGNOLIA OIL GAS CORP CLASS A	597,901
SITIME CORP	596,837
SKYWEST INC	596,505
LUMEN TECHNOLOGIES INC	595,982
SENSIENT TECHNOLOGIES CORP	593,189
STONEX GROUP INC	591,134
MACERICH REIT	589,098
INDEPENDENCE REALTY INC TRUST	588,069
LIFE TIME GROUP HOLDINGS INC	587,037
TTM TECHNOLOGIES INC	586,338
GOLAR LNG LTD	585,681
BLACK HILLS CORP	585,067
ARCHROCK INC	584,920
GRANITE CONSTRUCTION INC	584,718
ASSOCIATED BANCORP	584,604
VAXCYTE INC	582,287
CABOT CORP	581,400
PALOMAR HOLDINGS INC	581,368
VERRA MOBILITY CORP CLASS A	579,425
ENPRO INC	576,949
ENSTAR GROUP LTD	575,848
TENABLE HOLDINGS INC	575,105
MOELIS CLASS A	573,095
SERVISFIRST BANCSHARES INC	570,086
AXOS FINANCIAL INC	568,703
MAXIMUS INC	563,917
PRESTIGE CONSUMER HEALTHCARE INC	563,182
SEMTECH CORP	560,819
SOUNDHOUND AI INC CLASS A	560,546
OSCAR HEALTH INC CLASS A	559,734
ABERCROMBIE AND FITCH CLASS A	557,249
STONECO LTD CLASS A	555,193
CNO FINANCIAL GROUP INC	554,549
BRINKS	552,169
CYTOKINETICS INC	549,422
INSIGHT ENTERPRISES INC	548,474
PJT PARTNERS INC CLASS A	545,358
KORN FERRY	542,349
PTC THERAPEUTICS INC	540,463

RADNET INC	539,621
EXPONENT INC	539,556
HAEMONETICS CORP	535,774
ALLETE INC	535,497
ECHOSTAR CORP CLASS A	535,109
CBIZ INC	534,598
MUELLER WATER PRODUCTS INC SERIES	534,265
RIOT PLATFORMS INC	532,953
KADANT INC	532,681
WAYSTAR HOLDING CORP	531,596
AKERO THERAPEUTICS INC	531,306
KB HOME	531,077
CORE NATURAL RESOURCES INC	526,398
BGC GROUP INC CLASS A	524,216
INTERNATIONAL BANCSHARES CORP	523,494
TEXAS CAPITAL BANCSHARES INC	520,943
PLEXUS CORP	519,726
KONTOOR BRANDS INC	519,316
MATSON INC	517,221
OSI SYSTEMS INC	514,480
HECLA MINING	511,941
FRANKLIN ELECTRIC INC	508,826
STEPSTONE GROUP INC CLASS A	498,390
TELEPHONE AND DATA SYSTEMS INC	498,369
UNITED COMMUNITY BANKS INC	496,718
LANCASTER COLONY CORP	493,604
WORKIVA INC CLASS A	491,676
TANGER INC	490,442
RHYTHM PHARMACEUTICALS INC	489,659
SPRINGWORKS THERAPEUTICS INC	486,957
KRYSTAL BIOTECH INC	485,096
FIRST BANCORP	484,443
RENASANT CORP	482,971
MAGNITE INC	481,990
CHAMPION HOMES INC	481,596
DORMAN PRODUCTS INC	481,234
ENERSYS	480,226
SOLENO THERAPEUTICS INC	479,473
RIGETTI COMPUTING INC	478,124
NOBLE CORPORATION PLC	478,086
SIGNET JEWELERS LTD	474,038
BOISE CASCADE	473,864
NMI HOLDINGS INC	473,836

CAVCO INDUSTRIES INC	471,791
HB FULLER	469,832
HA SUSTAINABLE INFRASTRUCTURE CAPI	469,781
RESIDEO TECHNOLOGIES INC	468,753
GEO GROUP INC	467,073
NUVALENT INC CLASS A	467,032
MGE ENERGY INC	465,194
NATIONAL HEALTH INVESTORS REIT INC	464,545
AVIDITY BIOSCIENCES INC	462,778
GENWORTH FINANCIAL INC	461,019
CINEMARK HOLDINGS INC	459,611
RUSH ENTERPRISES INC CLASS A	459,315
FLAGSTAR FINANCIAL INC	458,991
PROTAGONIST THERAPEUTICS INC	457,249
ICU MEDICAL INC	455,257
WSFS FINANCIAL CORP	453,695
NORTHWESTERN ENERGY GROUP INC	452,876
BLACKSTONE MORTGAGE TRUST REIT CLA	452,491
COPT DEFENSE PROPERTIES	451,567
POWER INTEGRATIONS INC	451,057
CALIX NETWORKS INC	448,073
WD-40	441,126
FULTON FINANCIAL CORP	441,060
BROADSTONE NET LEASE INC	441,022
MURPHY OIL CORP	440,438
CATHAY GENERAL BANCORP	437,680
AVISTA CORP	437,526
CLEANSPARK INC	436,744
GULFPORT ENERGY CORP	436,740
TEREX CORP	435,011
FRESHWORKS INC CLASS A	434,656
GRAHAM HOLDINGS COMPANY CLASS B	434,292
EASTERN BANKSHARES INC	432,248
POTLATCHDELTIC CORP	431,701
ATMUS FILTRATION TECHNOLOGIES INC	431,104
CRISPR THERAPEUTICS AG	431,048
PROCEPT BIOROBOTICS CORP	430,848
WESBANCO INC	429,978
BALDWIN INSURANCE GROUP INC CLASS	429,641
COMMUNITY FINANCIAL SYSTEM INC	429,255
PATRICK INDUSTRIES INC	428,594
LAUREATE EDUCATION INC	427,807
CACTUS INC CLASS A	426,183

CALIFORNIA RESOURCES CORP	426,055
BLACKLINE INC	425,726
AVIENT CORP	425,684
OTTER TAIL CORP	425,074
ACADEMY SPORTS AND OUTDOORS INC	424,844
CORVEL CORP	424,276
C3 AI INC CLASS A	424,127
THE SIMPLY GOOD FOODS COMPANY	421,727
AMERICAN STATES WATER	420,787
M I HOMES INC	420,674
ABM INDUSTRIES INC	418,658
AGILYSYS INC	417,290
ARGAN INC	416,928
CHEESECAKE FACTORY INC	416,313
PENNYMAC FINANCIAL SERVICES INC	416,296
REMITLY GLOBAL INC	416,206
SIX FLAGS ENTERTAINMENT CORP	415,796
ZETA GLOBAL HOLDINGS CORP CLASS A	415,504
URANIUM ENERGY CORP	412,005
IMPINJ INC	411,181
SCHOLAR ROCK HOLDING CORP	409,809
TRI POINTE HOMES INC	409,535
COMPASS INC CLASS A	408,740
INTAPP INC	408,624
VICTORY CAPITAL HOLDINGS CLASS A I	406,915
GRIFFON CORP	405,489
UNIFIRST CORP	405,049
SM ENERGY	404,750
MCGRATH RENT	403,541
MERCURY SYSTEMS INC	399,749
MYR GROUP INC	399,371
AZZ INC	398,611
ADVANCE AUTO PARTS INC	397,397
PAR TECHNOLOGY CORP	396,380
HAWKINS INC	395,180
ARTISAN PARTNERS ASSET MANAGEMENT	395,113
CARGURUS INC CLASS A	393,741
ENOVA INTERNATIONAL INC	393,554
BURFORD CAPITAL LTD	391,294
TEGNA INC	390,458
CHESAPEAKE UTILITIES CORP	390,354
ACV AUCTIONS INC CLASS A	387,982
FOUR CORNERS PROPERTY INC TRUST	387,450

CALIFORNIA WATER SERVICE GROUP	387,080
PROGRESS SOFTWARE CORP	386,998
GOODYEAR TIRE & RUBBER	386,324
CENTRUS ENERGY CORP CLASS A	385,960
PRICESMART INC	383,711
VALARIS LTD	383,454
ALARM.COM HOLDINGS INC	383,431
INDEPENDENT BANK CORP	383,410
AMBARELLA INC	383,375
FORMFACTOR INC	382,467
IES INC	381,544
VSE CORP	379,056
SEZZLE INC	378,038
APPLE HOSPITALITY REIT INC	377,980
ACADIA PHARMACEUTICALS INC	377,755
NORTHERN OIL AND GAS INC	376,828
PRIVIA HEALTH GROUP INC	376,464
BANK OF HAWAII CORP	375,129
BANKUNITED INC	372,022
OPENLANE INC	371,982
BANCFIRST CORP	371,107
CVB FINANCIAL CORP	370,113
CRINETICS PHARMACEUTICALS INC	369,825
SSR MINING INC	369,779
FIRST INTERSTATE BANCSYSTEM INC	367,282
AVEPOINT INC CLASS A	367,044
BANCORP INC	366,716
WNS HOLDINGS LTD	365,717
VISTEON CORP	365,270
PELOTON INTERACTIVE CLASS A INC	365,009
RXO INC	364,405
HILTON GRAND VACATIONS INC	364,177
RED ROCK RESORTS ORS CLASS A INC	360,412
SYNAPTICS INC	360,010
GOOSEHEAD INSURANCE INC CLASS A	359,367
CATALYST PHARMACEUTICALS INC	358,137
PARK NATIONAL CORP	356,598
DAVE INC CLASS A	355,643
ACADIA REALTY TRUST REIT	354,223
TOWNEBANK	350,516
BLACKBAUD INC	350,137
LIVANOVA PLC	350,076
AAR CORP	349,728

REV GROUP INC	349,691
ALIGHT INC CLASS A	349,233
LEMONADE INC	347,851
ATKORE INC	347,741
DIODES INC	347,434
LXP INDUSTRIAL TRUST	346,862
ARCELLX INC	343,671
INTERPARFUMS INC	342,982
CONCENTRA GROUP HOLDINGS PARENT IN	342,223
WARRIOR MET COAL INC	340,746
SIMMONS FIRST NATIONAL CORP CLASS	339,479
EXTREME NETWORKS INC	338,304
XENON PHARMACEUTICALS INC	337,915
URBAN EDGE PROPERTIES	335,432
SEACOAST BANKING OF FLORIDA	334,975
HURON CONSULTING GROUP INC	334,497
EVERTEC INC	332,922
TIDEWATER INC	332,505
MARRIOTT VACATIONS WORLDWIDE CORP	332,192
WALKER & DUNLOP INC	332,102
CHEFS WAREHOUSE INC	331,557
CLEAR SECURE INC CLASS A	331,260
OUTFRONT MEDIA INC	329,925
FIRST FINANCIAL BANCORP	329,863
GENIUS SPORTS LTD	328,182
HNI CORP	328,080
VERTEX INC CLASS A	327,273
CORECIVIC REIT INC	326,185
O I GLASS INC	324,339
DANA INCORPORATED INC	323,723
FIRST MERCHANTS CORP	323,137
ALAMO GROUP INC	321,674
AXCELIS TECHNOLOGIES INC	321,132
MARQETA INC CLASS A	320,883
LCI INDUSTRIES	320,077
WAFD INC	319,562
VIAVI SOLUTIONS INC	317,910
CURBLINE PROPERTIES	317,771
TRINITY INDUSTRIES INC	316,044
MIRUM PHARMACEUTICALS INC	315,162
TRINET GROUP INCINARY	312,454
ENERPAC TOOL GROUP CORP CLASS A	312,353
BANNER CORP	311,769

INVENTRUST PROPERTIES CORP	311,127
TWIST BIOSCIENCE CORP	309,993
LIGAND PHARMACEUTICALS INC	309,551
POLARIS INC	309,550
PROVIDENT FINANCIAL SERVICES INC	309,440
INSPERITY INC	309,197
COGENT COMMUNICATIONS HOLDINGS INC	308,448
WARBY PARKER INC CLASS A	307,502
ASGN INC	307,219
ATLANTA BRAVES HOLDINGS INC SERIES	305,876
BRAZE INC CLASS A	305,728
VERICEL CORP	305,339
LIVERAMP HOLDINGS INC	304,563
TRUSTMARK CORP	304,186
NBT BANCORP INC	303,440
VERACYTE INC	302,060
ALBANY INTERNATIONAL CORP CLASS A	301,699
YELP INC	301,576
COHEN & STEERS INC	301,099
INNOSPEC INC	300,201
NCR ATLEOS CORP	299,993
PATTERSON UTI ENERGY INC	299,352
FOOT LOCKER INC	299,096
STOCK YARDS BANCORP INC	297,992
SKYWARD SPECIALTY INSURANCE GROUP	297,387
TUTOR PERINI CORP	297,240
ADDUS HOMECARE CORP	296,960
CAPRI HOLDINGS LTD	294,086
TRUPANION INC	293,189
ALKAMI TECHNOLOGY INC	292,991
COMSTOCK RESOURCES INC	292,859
ACUSHNET HOLDINGS CORP	292,736
ENTERPRISE FINANCIAL SERVICES CORP	292,306
STRATEGIC EDUCATION INC	291,911
KYMERA THERAPEUTICS INC	290,904
PERDOCEO EDUCATION CORP	286,822
PACIFIC PREMIER BANCORP INC	286,634
POWELL INDUSTRIES INC	286,422
PREMIER INC CLASS A	285,836
WORTHINGTON ENTERPRISES INC	284,789
BRIGHTSPRING HEALTH SERVICES INC	284,708
HUB GROUP INC CLASS A	282,985
GREEN BRICK PARTNERS INC	282,960

BIGBEAR.AI HOLDINGS INC	280,699
FIRST BUSEY CORP	280,410
OCEANEERING INTERNATIONAL INC	279,989
VISHAY INTERTECHNOLOGY INC	278,265
BANC OF CALIFORNIA INC	277,670
BANK OF NT BUTTERFIELD & SON LTD	277,503
ONESPAWORLD HOLDINGS LTD	277,406
KINETIK HOLDINGS INC CLASS A	276,502
PERIMETER SOLUTIONS INC	276,284
EPLUS	274,989
TRANSOCEAN LTD	274,900
FIVE9 INC	274,889
DOUGLAS EMMETT REIT INC	274,284
TRIUMPH GROUP INC	272,641
PAYONEER GLOBAL INC	272,061
OFG BANCORP	271,694
ARROWHEAD PHARMACEUTICALS INC	271,476
CONSTELLIUM SE CLASS A	270,110
TECNOGLASS INC	269,135
QUIDELORTHO CORP	267,651
BIOCRYST PHARMACEUTICALS INC	267,322
PATHWARD FINANCIAL INC	265,131
AGIOS PHARMACEUTICALS INC	264,184
DENALI THERAPEUTICS INC	264,173
HAWAIIAN ELECTRIC INDUSTRIES INC	264,039
CSG SYSTEMS INTERNATIONAL INC	263,526
DIGITALOCEAN HOLDINGS INC	263,495
KODIAK GAS SERVICES INC	262,851
JOHN WILEY AND SONS INC CLASS A	262,648
STANDEX INTERNATIONAL CORP	262,573
FEDERAL AGRICULTURAL MORTGAGE NON	262,278
STEWART INFO SERVICES CORP	261,832
UFP TECHNOLOGIES INC	261,251
LIBERTY ENERGY INC CLASS A	260,550
MERCURY GENERAL CORP	260,538
ST JOE	260,537
PBF ENERGY INC CLASS A	259,737
KULICKE AND SOFFA INDUSTRIES INC	258,358
NOVOCURE LTD	257,726
NATIONAL VISION HOLDINGS INC	256,032
ARCBEST CORP	255,673
ENOVIS CORP	255,364
KENNAMETAL INC	255,040

INTERNATIONAL GAME TECHNOLOGY PLC	254,557
APPLIED DIGITAL CORP	254,338
COMMSCOPE HOLDING INC	254,254
FIRST BANCORP	253,870
PURECYCLE TECHNOLOGIES INC	253,724
DIGITALBRIDGE GROUP INC CLASS A	253,689
GIBRALTAR INDUSTRIES INC	252,284
ARBOR REALTY TRUST REIT INC	252,156
MINERALS TECHNOLOGIES INC	251,064
IDEAYA BIOSCIENCES INC	251,063
HUT CORP	250,691
NETSCOUT SYSTEMS INC	250,110
J AND J SNACK FOODS CORP	249,956
PHINIA INC	249,945
SUPER GROUP LTD	249,743
CUSHMAN AND WAKEFIELD PLC	248,809
CITY HOLDING	248,635
ADAPTIVE BIOTECHNOLOGIES CORP	248,448
ALIGNMENT HEALTHCARE INC	248,220
GENEDX HOLDINGS CORP CLASS A	247,114
CHEMOURS	246,519
SYLVAMO CORP	246,392
LEMAITRE VASCULAR INC	245,662
CUSTOMERS BANCORP INC	245,592
PAGSEGURO DIGITAL LTD CLASS A	245,068
SURGERY PARTNERS INC	244,908
SCORPIO TANKERS INC	244,602
RECURSION PHARMACEUTICALS INC CLAS	244,580
SUNRUN INC	244,427
NELNET INC CLASS A	243,572
SUPERNUS PHARMACEUTICALS INC	242,578
HORACE MANN EDUCATORS CORP	242,437
SELECT MEDICAL HOLDINGS CORP	242,425
ENOVIX CORP	242,318
SUNSTONE HOTEL INVESTORS REIT INC	241,564
NICOLET BANKSHARES INC	240,786
ARLO TECHNOLOGIES INC	240,289
NEWMARK GROUP INC CLASS A	239,562
STEVEN MADDEN LTD	239,153
AVIDXCHANGE HOLDINGS INC	239,150
FIRST COMMONWEALTH FINANCIAL CORP	238,906
NCR VOYIX CORP	238,166
UPWORK INC	236,920

SEADRILL LTD	236,460
VIASAT INC	236,243
QUANTUM COMPUTING INC	236,213
H2O AMERICA	235,476
GREIF INC CLASS A	235,459
PEABODY ENERGY CORP	235,159
FB FINANCIAL CORP	234,473
DONNELLEY FINANCIAL SOLUTIONS INC	234,455
ADIENT PLC	233,695
MATERION CORP	233,665
DIAMONDROCK HOSPITALITY REIT	233,461
WERNER ENTERPRISES INC	232,697
BEAM THERAPEUTICS INC	231,608
CONMED CORP	231,548
NORTHWEST BANCSHARES INC	231,267
HANESBRANDS INC	230,521
PAPA JOHNS INTERNATIONAL INC	230,507
PHREESIA INC	229,530
INDIVIOR PLC	229,325
NORTHWEST NATURAL HOLDING COMPANY	228,946
DNOW INC	227,789
AMICUS THERAPEUTICS INC	227,366
BROOKDALE SENIOR LIVING INC	227,202
MADISON SQUARE GARDEN ENTERTAINMEN	226,990
ATRICURE INC	226,080
WORLD KINECT CORP	225,326
AMERICAN EAGLE OUTFITTERS INC	224,473
LAKELAND FINANCIAL CORP	224,231
QUAKER HOUGHTON CORP	224,104
TARSUS PHARMACEUTICALS INC	223,575
LTC PROPERTIES REIT INC	222,923
INGEVITY CORP	222,215
INNODATA INC	221,834
CENTRAL GARDEN AND PET CLASS A	221,784
LINDSAY CORP	221,568
ICF INTERNATIONAL INC	220,415
ADEIA INC	220,315
CRESCENT ENERGY CLASS A	219,515
SWEETGREEN INC CLASS A	219,435
INNOVATIVE INDUSTRIAL PROPERTIES I	219,279
TELADOC HEALTH INC	218,551
BREAD FINANCIAL HOLDINGS INC	217,627
LA-Z-BOY INC	217,407

UNIVERSAL TECHNICAL INSTITUTE INC	217,065
TRIPADVISOR INC	216,291
CENTURY COMMUNITIES INC	215,255
ARCUTIS BIOTHERAPEUTICS INC	215,039
KNOWLES CORP	215,017
PROGYNY INC	214,478
SABLE OFFSHORE CORP CLASS A	214,173
GLOBAL NET LEASE INC	213,114
LIMBACH HOLDINGS INC	212,532
RAPID7 INC	210,367
XOMETRY INC CLASS A	210,309
HELMERICH & PAYNE INC	209,784
INTERNATIONAL SEAWAYS INC	209,614
WOLVERINE WORLD WIDE INC	208,372
CG ONCOLOGY INC	206,804
GRAIL INC	206,708
TENNANT	206,639
S AND T BANCORP INC	206,422
THE VITA COCO COMPANY INC	206,384
GETTY REALTY REIT CORP	206,084
DIEBOLD NIXDORF INC	205,035
BUCKLE INC	204,302
NATIONAL BANK HOLDINGS CORP CLASS	203,395
GREENBRIER INC	203,127
HILLTOP HOLDINGS INC	202,890
PAR PACIFIC HOLDINGS INC	202,848
A10 NETWORKS INC	202,846
UNIVERSAL CORP	202,617
HILLENBRAND INC	202,065
HILLMAN SOLUTIONS CORP	201,955
SITIO ROYALTIES CORP CLASS A	201,555
PITNEY BOWES INC	201,388
SIRIUSPOINT LTD	200,842
ELME	200,070
WISDOMTREE INC	199,733
FTAI AVIATION LTD	199,709
AMERICAN SUPERCONDUCTOR CORP	199,520
UNITED NATURAL FOODS INC	199,510
GERMAN AMERICAN BANCORP INC	198,404
MASTERBRAND INC	198,314
BENCHMARK ELECTRONICS INC	197,878
REDFIN CORP	197,839
FLYWIRE CORP	197,789

ARMOUR RESIDENTIAL REIT INC	197,652
APOGEE THERAPEUTICS INC	197,650
NETSTREIT CORP	197,353
VERITEX HOLDINGS INC	197,342
BLUE BIRD CORP	197,241
HARMONY BIOSCIENCES HLDG INC	197,121
DHT HOLDINGS INC	196,223
LENDINGCLUB CORP	196,173
SPECTRUM BRANDS HOLDINGS INC	195,782
OMNICELL INC	195,275
ROOT INC CLASS A	194,770
APOLLO COMMERCIAL REAL ESTATE FINA	194,132
JETBLUE AIRWAYS CORP	194,089
PLUG POWER INC	193,715
CRACKER BARREL OLD COUNTRY STORE I	192,952
NATIONAL HEALTHCARE CORP	192,939
AMC ENTERTAINMENT HOLDINGS INC CLA	192,513
APPLIED OPTOELECTRONICS INC	191,082
ENERGIZER HOLDINGS INC	190,814
NV5 GLOBAL INC	190,793
NEXTNAV INC	190,593
GARRETT MOTION INC	190,031
CELLDEX THERAPEUTICS INC	189,601
PLANET LABS CLASS A	189,551
VITAL FARMS INC	189,518
STELLAR BANCORP INC	189,201
ALEXANDER AND BALDWIN INC	189,034
RUSH STREET INTERACTIVE INC CLASS	188,828
ALPHA METALLURGICAL RESOURCE INC	188,292
HCI GROUP INC	188,271
EVOLENT HEALTH INC CLASS A	188,267
ACM RESEARCH CLASS A INC	188,189
UPBOUND GROUP INC	188,074
UMH PROPERTIES INC	187,897
SILA RLTY TR INC TRUST	187,798
FIRST ADVANTAGE CORP	187,211
TURNING POINT BRANDS INC	186,622
MILLERKNOLL INC	186,218
TRAVERE THERAPEUTICS INC	186,080
OCULAR THERAPEUTIX INC	185,962
DISC MEDICINE INC	185,890
PAGERDUTY INC	185,881
DYNEX CAPITAL REIT INC	185,878

HOPE BANCORP INC	184,889
XENIA HOTELS RESORTS REIT INC	184,628
KAISER ALUMINIUM CORP	184,489
DELEK US HOLDINGS INC	184,054
FUBOTV INC	183,933
ZIFF DAVIS INC	183,709
JBG SMITH PROPERTIES	183,553
UNITED PARKS AND RESORTS INC	183,461
DIGI INTERNATIONAL INC	183,120
TRICO BANCSHARES	182,691
SONOS INC	182,235
BIOHAVEN LTD	181,807
ALPHATEC HOLDNGS INC	181,563
VICTORIA S SECRET	181,163
CIPHER MINING INC	181,148
LADDER CAPITAL CORP CLASS A	181,009
MAREX GROUP PLC	180,496
ASANA INC CLASS A	179,861
ROGERS CORP	179,555
INNOVIVA INC	179,524
CTS CORP	179,473
COASTAL FINANCIAL CORP	178,531
TANDEM DIABETES CARE INC	177,546
TRIUMPH FINANCIAL INC	176,958
CRA INTERNATIONAL INC	176,128
VERINT SYSTEMS INC	175,771
OUSTER INC	175,570
VIRTUS INVESTMENT PARTNERS INC	175,232
PEDIATRIX MEDICAL GROUP INC	175,113
AMNEAL PHARMACEUTICALS INC CLASS A	174,615
89BIO INC	174,482
INTERFACE INC	174,452
ANDERSONS INC	173,276
VERA THERAPEUTICS INC CLASS A	172,553
WESTAMERICA BANCORPORATION	172,350
CANNAE HOLDINGS INC	172,200
EVERI HOLDINGS INC	171,435
PERELLA WEINBERG PARTNERS CLASS A	170,877
PROG HOLDINGS INC	170,876
1ST SOURCE CORP	170,693
ELLINGTON FINANCIAL INC	170,689
WEIS MARKETS INC	170,569
COURSERA INC	170,207

ENERGY FUELS INC	170,039
IMAX CORP	169,829
LEGGETT & PLATT INC	169,578
NEXTDECADE CORP	169,575
INTUITIVE MACHINES INC CLASS A	169,289
ANI PHARMACEUTICALS INC	168,998
BANCO LATINOAMERICANO DE COMERCIO	168,978
ARTIVION INC	168,966
SONIC AUTOMOTIVE INC CLASS A	168,652
PEBBLEBROOK HOTEL TRUST REIT	168,391
GLOBALSTAR VOTING INC	168,147
MRC GLOBAL INC	167,605
TERAWULF INC	167,522
APPIAN CORP CLASS A	167,455
GROCERY OUTLET HOLDING CORP	167,198
VERIS RESIDENTIAL INC	166,426
SPHERE ENTERTAINMENT CLASS A	166,364
VEECO INSTRUMENTS INC	165,771
EMPLOYERS HOLDINGS INC	165,602
MAXLINEAR INC	165,220
STEPAN	165,050
SAFETY INSURANCE GROUP INC	164,893
PHOTRONICS INC	164,574
US PHYSICAL THERAPY INC	164,376
10X GENOMICS INC CLASS A	164,355
APARTMENT INVESTMENT AND MANAGEMEN	163,866
SABRE CORP	163,761
PROASSURANCE CORP	163,143
PARAMOUNT GROUP REIT INC	163,016
TWO HARBORS INVESTMENT CORP	163,015
AEVA TECHNOLOGIES INC	162,988
DUCOMMUN INC	162,698
DXP ENTERPRISES INC	162,591
EMPIRE STATE REALTY REIT INC TRUST	162,237
ACUREN CORPORATION CORP	162,056
EOS ENERGY ENTERPRISES INC CLASS A	161,966
QCR HOLDINGS INC	161,738
SCHRODINGER INC	161,342
MANNKIND CORP	160,955
CLOVER HEALTH INVESTMENTS CORP CLA	160,099
CONNECTONE BANCORP INC	159,711
LIONSGATE STUDIOS CORP	159,357
CHIMERA INVESTMENT CORP	159,214

IDT CORP CLASS B	159,049
WINMARK CORP	158,596
ENACT HOLDINGS INC	157,999
PENNYMAC MORTGAGE INVESTMENT TRUST	157,998
FRESH DEL MONTE PRODUCE INC	157,334
EDGEWELL PERSONAL CARE	157,315
HELIOS TECHNOLOGIES INC	157,306
PACIRA BIOSCIENCES INC	157,143
MONARCH CASINO AND RESORT INC	156,370
JANUS INTERNATIONAL GROUP INC	156,296
IMMUNOVANT INC	156,176
FOX FACTORY HOLDING CORP	156,159
RLJ LODGING TRUST REIT	155,537
DIME COMMUNITY BANCSHARES INC	155,228
HEALTHCARE SERVICES GROUP INC	154,839
BANK FIRST CORP	154,710
PEOPLES BANCORP INC	154,410
UNITED STATES LIME AND MINERALS IN	154,391
AMPLITUDE INC CLASS A	153,996
CARTERS INC	153,814
ORIGIN BANCORP INC	152,681
SPROUT SOCIAL INC CLASS A	152,225
CAREDX INC	152,021
HARMONIC INC	152,003
AZENTA INC	151,899
PENGUIN SOLUTIONS INC	151,665
LIVE OAK BANCSHARES INC	151,622
TOPGOLF CALLAWAY BRANDS CORP	151,606
BERKSHIRE HILLS BANCORP INC	150,390
VICOR CORP	150,323
LGI HOMES INC	150,129
LIFE360 INC	150,010
AMERICAN ASSETS TRUST REIT INC	149,824
COUCHBASE INC	149,425
NAVIENT CORP	149,375
NEOGEN CORP	149,227
DYNAVAX TECHNOLOGIES CORP	149,227
BARRETT BUSINESS SERVICES INC	148,708
OCEANFIRST FINANCIAL CORP	148,311
CAMPING WORLD HOLDINGS INC CLASS A	148,092
DRIVEN BRANDS HOLDINGS INC	147,908
ATLAS ENERGY SOLUTIONS INC	147,899
NAPCO SECURITY TECHNOLOGIES INC	147,619

TALOS ENERGY INC	147,162
SOLARIS OILFIELD INFRASTRUCTURE IN	146,967
UNITI GROUP INC	146,928
OLO INC CLASS A	146,841
SMARTSTOP SELF STORAGE REIT INC	146,587
NATIONAL BEVERAGE CORP	146,411
CENTERSPACE	145,479
NOVAGOLD RESOURCES INC	144,982
ASTRANA HEALTH INC	144,677
ASTRONICS CORP	144,500
FIDELIS INSURANCE HOLDINGS LTD	144,030
TEEKAY TANKERS LTD CLASS A	144,017
BRIGHTVIEW HOLDINGS INC	143,889
SFL LTD	143,551
PENNANT GROUP INC	143,519
GOGO INC	143,189
AURINIA PHARMACEUTICALS INC	142,830
ULTRA CLEAN HOLDINGS INC	142,304
BEL FUSE INC CLASS B	142,041
HAMILTON INSURANCE GROUP LTD CLASS	141,914
MFA FINANCIAL INC	141,891
WK KELLOGG	141,834
WORTHINGTON STEEL INC	141,812
LEGALZOOM COM INC	140,885
TREEHOUSE FOODS INC	139,766
CALUMET INC	139,621
INTELLIA THERAPEUTICS INC	138,533
FASTLY INC CLASS A	138,440
VIRIDIAN THERAPEUTICS ORS INC	138,388
ACADIAN ASSET MANAGEMENT INC	137,718
HARROW INC	137,338
MIDDLESEX WATER	137,075
BJS RESTAURANTS INC	136,877
ASTEC INDUSTRIES INC	136,493
ARS PHARMACEUTICALS INC	136,319
SALLY BEAUTY HOLDINGS INC	136,141
PORCH GROUP INC	136,139
NEOGENOMICS INC	136,090
TRIMAS CORP	135,640
EDGEWISE THERAPEUTICS INC	135,518
NOVAVAX INC	135,444
DOLE PLC	135,325
COLLEGIUM PHARMACEUTICAL INC	134,425

PROTO LABS INC	134,294
CENTURY ALUMINUM	134,213
HEIDRICK AND STRUGGLES INTERNATION	134,123
NLIGHT INC	133,726
SCANSOURCE INC	133,625
BRISTOW GROUP INC	133,496
SPRINKLR INC CLASS A	133,347
ARDELYX INC	133,111
KOHLS CORP	133,077
BITDEER TECHNOLOGIES GROUP CLASS A	132,858
BROOKLINE BANCORP INC	132,265
NANO NUCLEAR ENERGY INC	131,683
INGLES MARKETS INC CLASS A	131,070
THERMON GROUP HOLDINGS INC	130,993
PIEDMONT REALTY TRUST INC CLASS A	130,301
AKEBIA THERAPEUTICS INC	130,043
ENCORE CAPITAL GROUP INC	129,524
SAPIENS INTERNATIONAL NV	129,461
JANUX THERAPEUTICS INC	129,360
UTZ BRANDS INC CLASS A	128,788
CADRE HOLDINGS INC	128,483
SPARTANNASH	128,371
PAGAYA TECHNOLOGIES LTD CLASS A	128,091
QUANEX BUILDING PRODUCTS CORP	127,840
STEELCASE INC CLASS A	127,747
UNIVEST FINANCIAL CORP	127,580
DYNE THERAPEUTICS INC	127,244
ECOVYST INC	127,079
DORIAN LPG LTD	126,727
YEXT INC	126,591
ARRAY TECHNOLOGIES INC	126,567
EXPRO GROUP HOLDINGS NV	126,342
SAFEHOLD INC	126,114
COHU INC	125,849
HELIX ENERGY SOLUTIONS GROUP INC	125,430
G III APPAREL GROUP LTD	125,104
ADAPTHEALTH CORP	124,787
NAVITAS SEMICONDUCTOR CORP	124,758
HERBALIFE LTD	124,602
FRANKLIN BSP REALTY TRUST INC	124,068
WILLDAN GROUP INC	123,957
HUDSON PACIFIC PROPERTIES REIT INC	123,727
NURIX THERAPEUTICS INC	123,559

QUINSTREET INC	123,278
EASTERLY GOVERNMENT PROPERTIES INC	123,188
TOMPKINS FINANCIAL CORP	123,014
MERCHANTS BANCORP	122,855
APOGEE ENTERPRISES INC	122,815
GENTHERM INC	122,779
XPEL INC	122,778
COMMUNITY TRUST BANCORP INC	122,774
MAC COPPER LTD	122,145
GERON CORP	121,872
PATRIA INVESTMENTS LTD CLASS A	121,352
AMPHASTAR PHARMACEUTICALS INC	121,183
AMERISAFE INC	120,564
SPROUTS FARMERS MARKET INC	120,516
SOUTHSIDE BANCSHARES INC	120,398
CVR ENERGY INC	119,724
GROUPON INC	119,517
FARO TECHNOLOGIES INC	119,155
V2X INC	118,802
UNITIL CORP	117,859
KENNEDY WILSON HOLDINGS INC	117,776
NETGEAR INC	117,763
STAAR SURGICAL	117,762
RADIUS RECYCLING INC CLASS A	117,661
DAVE AND BUSTERS ENTERTAINMENT INC	116,951
CARPENTER TECHNOLOGY CORP	116,909
CECO ENVIRONMENTAL CORP	116,581
BIOLIFE SOLUTIONS INC	116,531
INTEGRA LIFESCIENCES HOLDINGS CORP	116,430
BURKE HERBERT FINANCIAL SERVICES C	116,115
REVOLVE GROUP CLASS A INC	115,969
GREAT LAKES DREDGE AND DOCK CORP	115,537
HERTZ GLOBAL HLDGS INC	115,338
SELECT WATER SOLUTIONS INC CLASS A	114,860
DIVERSIFIED ENERGY COMPANY PLC	114,690
FIRST MID BANCSHARES INC	114,307
KOSMOS ENERGY LTD	114,070
ALLEGIANT TRAVEL	113,801
HERITAGE FINANCIAL CORP	113,669
TRANSCAT INC	113,553
SYNDAX PHARMACEUTICALS INC	113,494
CORMEDIX INC	112,876
AMERICAN WOODMARK CORP	112,557

LIQUIDIA CORP	112,327
WINNEBAGO INDUSTRIES INC	111,911
LIBERTY LATIN AMERICA LTD CLASS C	111,307
OLD SECOND BANCORP INC	111,177
AVADEL PHARMACEUTICALS ORD	111,076
IVANHOE ELECTRIC INC	110,436
DIVERSIFIED HEALTHCARE TRUST	110,346
REDWOOD TRUST REIT INC	110,263
ANAVEX LIFE SCIENCES CORP	110,022
GRID DYNAMICS HOLDINGS INC CLASS A	109,944
AMN HEALTHCARE INC	109,737
VERVE THERAPEUTICS INC	109,380
PC CONNECTION INC	109,261
BYLINE BANCORP INC	109,246
COGENT BIOSCIENCES INC	108,583
GRINDR INC	108,461
PREFERRED BANK	108,008
DREAM FINDERS HOMES INC CLASS A	107,933
NEXPOINT RESIDENTIAL TRUST INC	107,724
BROOKFIELD BUSINESS CORP CLASS A	107,609
MERCANTILE BANK CORP	107,578
ORCHID ISLAND CAPITAL INC	107,386
GOLDEN OCEAN GROUP LTD	107,326
MARCUS & MILLICHAP INC	106,963
GORMAN-RUPP	106,929
AMALGAMATED FINANCIAL CORP	106,798
CENTRAL PACIFIC FINANCIAL CORP	106,710
BRANDYWINE REALTY TRUST REIT	106,671
PRAXIS PRECISION MEDICINES INC	106,597
KFORCE INC	106,280
SPYRE THERAPEUTICS INC	106,212
HANMI FINANCIAL CORP	106,149
NIAGEN BIOSCIENCE INC	106,072
CAPITOL FEDERAL FINANCIAL INC	104,725
ARIS WATER SOLUTIONS INC CLASS A	104,415
UNIVERSAL INSURANCE HOLDINGS INC	104,154
READY CAPITAL CORP	104,067
REX AMERICAN RESOURCES CORP	103,947
MARTEN TRANSPORT LTD	103,777
WAVE LIFE SCIENCES LTD	103,721
EXP WORLD HOLDINGS INC	103,121
EVOLV TECHNOLOGIES HOLDINGS INC CL	103,104
MICROVAST HOLDINGS INC	102,758

SUNCOKE ENERGY INC	102,290
AGILON HEALTH	102,102
BLOOMIN BRANDS INC	102,080
SI BONE INC	101,948
CIMPRESS PLC	101,661
MIMEDX GROUP INC	101,353
MONTROSE ENVIRONMENTAL GRP INC	101,263
SHOALS TECHNOLOGIES GROUP INC CLAS	101,176
DELUXE CORP	101,013
BUSINESS FIRST BANCSHARES INC	100,966
MATTHEWS INTERNATIONAL CORP CLASS	100,231
CABLE ONE INC	99,956
XERIS BIOPHARMA HOLDINGS INC	99,873
CAMDEN NATIONAL CORP	99,543
METROPOLITAN BANK HOLDING CORP	99,470
COMPASS MINERALS INTERNATIONAL INC	99,365
BLEND LABS INC CLASS A	99,168
CARS.COM INC	98,663
HORIZON BANCORP INC	98,601
SHENANDOAH TELECOMMUNICATIONS	98,256
INSTEEL INDUSTRIES INC	98,048
EXCELERATE ENERGY INC CLASS A	97,987
INDIE SEMICONDUCTOR INC CLASS A	97,932
ESQUIRE FINANCIAL HOLDINGS INC	97,878
PLYMOUTH INDUSTRIAL REIT INC	97,789
LIFESTANCE HEALTH GROUP INC	97,729
NPK INTERNATIONAL INC	97,669
PROS HOLDINGS INC	97,390
F&G ANNUITIES AND LIFE INC	97,347
IMMUNOME INC	97,343
RUMBLE INC CLASS A	97,253
UDEMY INC	97,190
LINCOLN EDUCATIONAL SERVICES CORP	97,133
FLEX LNG LTD	96,866
THREDUP INC CLASS A	96,344
ICHOR HOLDINGS LTD	96,236
EQUITY BANCSHARES INC CLASS A	96,125
ENERGY RECOVERY INC	96,042
ENVIRI CORP	95,862
OWENS & MINOR INC	95,814
HEALTHSTREAM INC	95,628
PDF SOLUTIONS INC	95,419
AMERANT BANCORP INC CLASS A	95,361

ADTRAN HOLDINGS INC	94,535
ANGI INC CLASS A	94,490
GLADSTONE COMMERCIAL REIT CORP	94,377
VESTIS CORP	94,224
DOUGLAS DYNAMICS INC	94,157
NORTHEAST BANK	94,151
EVERQUOTE INC CLASS A	94,109
INDEPENDENT BANK CORP	94,021
FIRST WATCH RESTAURANT GROUP INC	92,968
ETHAN ALLEN INTERIORS INC	92,601
ENLIVEN THERAPEUTICS INC	92,196
BEAZER HOMES INC	91,985
JAMF HOLDING CORP	91,800
BRIGHTSPIRE CAPITAL INC CLASS A	91,728
BUILD A BEAR WORKSHOP INC	91,725
VITESSE ENERGY INC	90,967
CARRIAGE SERVICES INC	90,885
VIMEO INC	90,795
PORTILLO S INC CLASS A	90,793
HACKETT GROUP INC	90,724
KOPPERS HOLDINGS INC	90,695
HELEN OF TROY LTD	90,617
STANDARD MOTOR PRODUCTS INC	90,440
ACCEL ENTERTAINMENT INC CLASS A	90,182
XEROX HOLDINGS CORP	90,070
DAKTRONICS INC	90,055
ALPHA AND OMEGA SEMICONDUCTOR LTD	89,528
MR COOPER GROUP INC	89,377
UNITED FIRE GROUP INC	89,314
REPLIMUNE GROUP INC	89,193
COMPOSECURE INC CLASS A	89,162
FIRST COMMUNITY BANKSHARES INC	89,112
NB BANCORP INC	89,014
I3 VERTICALS INC CLASS A	88,898
FIRST FINANCIAL CORPORATION CORP	88,492
ZYMEWORKS INC	88,490
REPUBLIC BANCORP INC CLASS A	88,317
FORWARD AIR CORP	87,608
ADVANSIX INC	87,566
CIDARA THERAPEUTICS INC	87,434
ONESPAN INC	87,189
INTEGRAL AD SCIENCE HOLDING CORP	86,989
TRUSTCO BANK CORP	86,825

PURSUIT ATTRACTIONS AND HOSPITALIT	86,749
HERITAGE COMMERCE CORP	86,580
IMMUNITYBIO INC	86,439
BOWHEAD SPECIALTY HOLDINGS INC	86,432
SUN COUNTRY AIRLINES HOLDINGS INC	86,151
DIGITAL TURBINE INC	85,987
BLUELINX HOLDINGS INC	85,835
INNOVEX INTERNATIONAL INC	85,785
FTAI INFRASTRUCTURE INC	85,782
HOMETRUST BANCSHARES INC	85,557
TRONOX HOLDINGS PLC	85,526
ARDAGH METAL PACKAGING SA	85,407
GLOBAL BUSINESS TRAVEL GROUP INC C	85,390
E2OPEN PARENT HOLDINGS INC CLASS A	84,548
NEW YORK MORTGAGE TRUST REIT INC	84,393
MISTER CAR WASH INC	84,356
N ABLE INC	84,135
TIPTREE INC	84,110
CANTALOUPE INC	83,898
MIDWESTONE FINANCIAL GROUP INC	83,836
PRA GROUP INC	83,588
ORION SA	83,574
MALIBU BOATS CLASS A INC	83,333
OIL DRI CORPORATION OF AMERICA	83,294
GREEN DOT CORP CLASS A	83,243
ORRSTOWN FINANCIAL SERVICES INC	83,235
EYEPOINT PHARMACEUTICALS INC	83,034
RYERSON HOLDING CORP	82,786
CASTLE BIOSCIENCES INC	82,701
WHITESTONE REIT	82,218
BLACKSKY TECHNOLOGY INC CLASS A	82,197
WORLD ACCEPTANCE CORP	82,065
SITE CENTERS CORP	82,009
HERITAGE INSURANCE HOLDINGS INC	82,003
METALLUS INC	81,519
GOLDEN ENTERTAINMENT INC	81,492
EMBECTA CORP	81,444
GENIE ENERGY LTD CLASS B	81,420
METROCITY BANKSHARES INC	81,310
EAGLE BANCORP INC	81,212
PACS GROUP INC	81,202
BYRNA TECHNOLOGIES INC	81,060
STURM RUGER INC	80,847

SUMMIT HOTEL PROPERTIES REIT INC	80,839
CASS INFORMATION SYSTEMS INC	80,774
OXFORD INDUSTRIES INC	80,460
MISSION PRODUCE INC	80,376
NEW FORTRESS ENERGY INC CLASS A	80,364
ARMADA HOFFLER PROPERTIES REIT INC	80,090
MID PENN BANCORP INC	80,032
ARCUS BIOSCIENCES INC	79,894
AVANOS MEDICAL INC	79,829
ALTICE USA INC CLASS A	79,811
PERPETUA RESOURCES CORP	79,772
SUNOPTA INC	78,776
XENCOR INC	78,757
INVESCO MORTGAGE CAPITAL REIT INC	78,447
WASHINGTON TRUST BANCORP INC	78,222
SINCLAIR INC CLASS A	78,124
REDWIRE CORP	78,061
LIQUIDITY SERVICES INC	77,965
RED CAT HOLDINGS INC	77,801
CAPITAL CITY BANK INC	77,283
KURA SUSHI USA INC	77,042
MYERS INDUSTRIES INC	76,985
TPG RE FINANCE TRUST INC	76,845
MERIDIANLINK INC	76,817
RED VIOLET INC	76,703
POWERFLEET INC	76,627
NORDIC AMERICAN TANKERS LTD	76,039
SOUTHERN MISSOURI BANCORP INC	76,035
DAILY JOURNAL CORP	76,005
CORE LABORATORIES INC	75,848
CTO REALTY GROWTH INC	75,840
AMERICAN PUBLIC EDUCATION INC	75,815
ERMENEGILDO ZEGNA NV	75,702
GCM GROSVENOR INC CLASS A	75,626
MINERALYS THERAPEUTICS INC	75,267
HOVNANIAN ENTERPRISES INC CLASS A	75,171
ALLIENT INC	75,162
TSS INC	75,131
STAGWELL INC CLASS A	74,853
UNIVERSAL HEALTH REALTY INCOME TRU	74,784
SAGE THERAPEUTICS INC	74,684
TOOTSIE ROLL INDUSTRIES INC	74,660
GIGACLOUD TECHNOLOGY INC CLASS A	74,571

PUBMATIC INC CLASS A	74,466
LENZ THERAPEUTICS INC	74,359
NORTHRIM BANCORP INC	73,955
GANNETT CO INC	73,716
UROGEN PHARMA LTD	73,418
ENCORE ENERGY CORP	73,379
KKR REAL ESTATE FINANCE INC TRUST	73,352
GENCO SHIPPING AND TRADING LTD	73,244
TITAN INTERNATIONAL INC	73,205
PHIBRO ANIMAL HEALTH CORP CLASS A	73,070
FINANCIAL INSTITUTIONS INC	73,008
WILLIS LEASE FINANCE CORP	72,818
NATIONAL PRESTO INDUSTRIES INC	72,686
CEVA INC	72,468
GRAHAM CORP	72,285
SMARTFINANCIAL INC	72,053
METSERA INC	72,035
NATURAL GROCERS BY VITAMIN COTTAGE	72,024
CLEARFIELD INC	71,974
AST SPACEMOBILE INC CLASS A	71,964
HIPPO HOLDINGS INC	71,696
LIFEMD INC	71,641
ARRIVENT BIOPHARMA INC	71,427
FIGS INC CLASS A	71,369
GREAT SOUTHERN BANCORP INC	71,241
ODP CORP	71,197
MILLER INDUSTRIES INC	70,825
PEAKSTONE REALTY TRUST CLASS E	70,515
NET LEASE OFFICE PROPERTIES	70,503
CNB FINANCIAL CORP	70,317
PLAYAGS INC	70,169
MIND MEDICINE SUBORDINATE VOTING I	70,105
HALLADOR ENERGY	70,095
FARMLAND PARTNERS INC	69,912
EVOLUS INC	69,766
DOMO INC CLASS B	69,724
JOHN B SANFILIPPO AND SON INC	69,627
ALEXANDERS REIT INC	69,624
FARMERS NATIONAL BANC CORP	69,557
CBL ASSOCIATES PROPERTIES INC	69,543
WEAVE COMMUNICATIONS INC	69,422
FLUENCE ENERGY INC CLASS A	69,274
AMERESCO INC CLASS A	69,236

ENHABIT INC	69,206
NUVATION BIO INC CLASS A	69,108
SENECA FOODS CORP CLASS A	68,871
RUSH ENTERPRISES INC CLASS B	68,854
BUMBLE INC CLASS A	68,589
MARINEMAX INC	68,456
PROPETRO HOLDING CORP	68,225
PEAPACK GLADSTONE FINANCIAL CORP	68,224
AXOGEN INC	68,171
SHORE BANCSHARES INC	68,162
OPKO HEALTH INC	68,120
IBOTTA INC CLASS A	67,966
AMERICAN AXLE AND MANUFACTURING HO	67,924
MYRIAD GENETICS INC	67,825
THE HONEST COMPANY INC	67,682
ALERUS FINANCIAL CORP	67,668
MESA LABORATORIES INC	67,650
KIMBALL ELECTRONICS INC	67,517
SOUTH PLAINS FINANCIAL INC	67,359
ARVINAS INC	67,072
RXSIGHT INC	66,937
BAR HARBOR BANKSHARES	66,811
VITAL ENERGY INC	66,725
EVGO INC CLASS A	66,715
FIVE STAR BANCORP	66,669
SHUTTERSTOCK INC	66,512
RAMACO RESOURCES INC CLASS A	66,423
SCHOLASTIC CORP	66,423
PEOPLES FINANCIAL SERVICES CORP	66,403
DAY ONE BIOPHARMACEUTICALS INC	66,229
STOKE THERAPEUTICS INC	66,136
HYSTER YALE INC CLASS A	66,075
REAL BROKERAGE INC	65,977
ZEVRA THERAPEUTICS INC	65,855
CERIBELL INC	65,855
IRADIMED CORP	65,530
NERDWALLET INC CLASS A	65,491
RELAY THERAPEUTICS INC	65,287
VIR BIOTECHNOLOGY INC	65,273
ORIC PHARMACEUTICALS INC	65,163
ARBUTUS BIOPHARMA CORP	64,905
KURA ONCOLOGY INC	64,809
CONSOLIDATED WATER LTD	64,633

CONSENSUS CLOUD SOLUTIONS INC	64,453
FORTREA HOLDINGS INC	64,447
ONE LIBERTY PROPERTIES REIT INC	64,446
NAVIGATOR HOLDINGS LTD	64,326
HARBORONE BANCORP INC	64,263
KEROS THERAPEUTICS INC	64,120
ARHAUS INC CLASS A	64,106
THE REALREAL INC	63,980
CORSAIR GAMING INC	63,945
CERENCE INC	63,935
LSI INDUSTRIES INC	63,856
THRYV HOLDINGS INC	63,767
ENNIS INC	63,744
FERROGLOBE PLC	63,634
IOVANCE BIOTHERAPEUTICS INC	62,918
COMMUNITY HEALTHCARE TRUST INC	62,895
ACNB CORP	62,846
LINDBLAD EXPEDITIONS HOLDINGS INC	62,715
COLUMBUS MCKINNON CORP	62,500
MITEK SYSTEMS INC	62,202
WABASH NATIONAL CORP	62,069
MONRO INC	62,011
COMMUNITY HEALTH SYSTEMS INC	61,829
FIRSTSUN CAPITAL BANCORP	61,820
TEEKAY CORPORATION CORP LTD	61,809
ANAPTYSBIO INC	61,783
CLIMB GLOBAL SOLUTIONS INC	61,473
NORTHFIELD BANCORP INC	61,429
BANDWIDTH INC CLASS A	61,390
MGP INGREDIENTS INC	61,379
HEARTLAND EXPRESS INC	61,050
CALAVO GROWERS INC	61,024
KALVISTA PHARMACEUTICALS INC	61,013
NUTEX HEALTH INC	61,000
TETRA TECHNOLOGIES INC	60,940
THIRD COAST BANCSHARES INC	60,930
ARROW FINANCIAL CORP	60,925
ORTHOFIX MEDICAL INC	60,924
AMERICAS CAR MART INC	60,803
CLEARWATER PAPER CORP	60,745
GLOBAL MEDICAL REIT INC	60,596
POWER SOLUTIONS INTERNATIONAL INC	60,476
A MARK PRECIOUS METALS INC	60,463

SAUL CENTERS REIT INC	60,257
TREVI THERAPEUTICS INC	60,154
YORK WATER	59,977
COMPASS DIVERSIFIED	59,666
CALERES INC	59,450
DIAMOND HILL INVESTMENT GROUP INC	59,432
LENDINGTREE INC	59,423
SURMODICS INC	59,361
SEMRUSH HOLDINGS INC CLASS A	59,314
MANITOWOC INC	59,186
LSB INDUSTRIES INC	58,991
SHYFT GROUP INC	58,637
GREENLIGHT CAPITAL LTD CLASS A	58,630
P10 INC CLASS A	58,520
ASP ISOTOPES INC	58,505
CONDUENT INC	58,487
BORR DRILLING LTD	58,459
THERAVANCE BIOPHARMA INC	58,459
CHOICEONE FINANCIAL SERVICES INC	58,405
BOWMAN CONSULTING GROUP LTD	58,391
REVOLUTION MEDICINES INC	57,944
FULGENT GENETICS INC	57,930
NWPX INFRASTRUCTURE INC	57,906
RPC INC	57,796
SERVE ROBOTICS INC	57,669
CARTER BANKSHARES INC	57,603
PHATHOM PHARMACEUTICALS INC	57,530
FIRST BUSINESS FINANCIAL SERVICES	57,499
GRAY MEDIA INC	57,486
BKV CORP	57,454
BIT DIGITAL INC	57,177
MAGNERA CORP	57,138
TITAN MACHINERY INC	57,112
ENTERPRISE BANCORP INC	57,042
SIERRA BANCORP	57,005
PAYSAFE LTD	56,904
INTREPID POTASH INC	56,882
CROSS COUNTRY HEALTHCARE INC	56,872
STITCH FIX INC CLASS A	56,758
ATYR PHARMA INC	56,733
COVENANT LOGISTICS GROUP INC CLASS	56,659
SANDRIDGE ENERGY INC	56,415
COSTAMARE INC	56,409

NABORS INDUSTRIES LTD	56,376
CYTEK BIOSCIENCES INC	56,362
ANGIODYNAMICS INC	56,356
CAPITAL BANCORP INC	56,247
GINKGO BIOWORKS HOLDINGS INC CLASS	56,183
AMYLYX PHARMACEUTICALS INC	56,100
ASPEN AEROGELS INC	55,832
CULLINAN THERAPEUTICS INC	55,692
CAPRICOR THERAPEUTICS INC	55,687
ANYWHERE REAL ESTATE INC	55,285
FORESTAR GROUP INC	55,180
HINGHAM INSTITUTION FOR SAVINGS	55,134
CENTRAL GARDEN AND PET	54,881
FLUSHING FINANCIAL CORP	54,862
NU SKIN ENTERPRISES INC CLASS A	54,803
BUTTERFLY NETWORK INC CLASS A	54,786
GLOBAL INDUSTRIAL	54,695
THE MARCUS CORP	54,660
REGENXBIO INC	54,523
CELCUITY INC	54,508
GUARANTY BANCSHARES INC	54,408
REPAY HOLDINGS CORP CLASS A	54,336
VAALCO ENERGY INC	54,258
BEYOND INC	54,180
VTEX CLASS A	54,100
GREEN PLAINS INC	54,095
AMPRIUS TECHNOLOGIES INC	54,044
COLUMBIA FINANCIAL INC	53,905
SMITH WESSON BRANDS INC	53,903
SERVICE PROPERTIES TRUST	53,871
PREFORMED LINE PRODUCTS	53,856
TAYSHA GENE THERAPIES INC	53,841
CENTURI HOLDINGS INC	53,744
UPSTREAM BIO INC	53,495
EASTMAN KODAK	53,342
HOME BANCORP INC	53,333
DINE BRANDS GLOBAL INC	53,161
DELCATH SYS INC	52,646
XPERI INC	52,435
SANA BIOTECHNOLOGY INC	52,178
COOPER STANDARD HOLDINGS INC	52,116
TANGO THERAPEUTICS INC	51,860
DIANTHUS THERAPEUTICS INC	51,847

MEDIAALPHA INC CLASS A	51,837
MATRIX SERVICE	51,811
AEHR TEST SYSTEMS	51,759
MIDLAND STATES BANCORP INC	51,718
KEARNY FINANCIAL CORP	51,706
CRYOPORT INC	51,661
MATIV HOLDINGS INC	51,641
UNITY BANCORP INC	51,506
CIVISTA BANCSHARES INC	51,365
FULCRUM THERAPEUTICS INC	51,318
ORTHOPEDIATRICS CORP	51,101
CHATHAM LODGING TRUST REIT	51,097
NEXXEN INTERNATIONAL LTD	51,051
TEJON RANCH	50,999
RIBBON COMMUNICATIONS INC	50,811
CALIFORNIA BANCORP	50,794
USANA HEALTH SCIENCES INC	50,649
DONEGAL GROUP INC CLASS A	50,543
KELLY SERVICES INC CLASS A	50,470
ORION GROUP INC	50,329
ATLANTA BRAVES HOLDINGS INC SERIES	50,194
SPOK HOLDINGS INC	50,140
AMBAC FINANCIAL GROUP INC	50,119
EXLSERVICE HOLDINGS INC	49,964
STANDARD BIOTOOLS INC	49,782
NEXTDOOR HOLDINGS INC CLASS A	49,634
RILEY EXPLORATION PERMIAN INC	49,496
VILLAGE SUPER MARKET INC CLASS A	49,280
TALKSPACE INC	49,231
BANK OF MARIN BANCORP	49,106
EVE HOLDING INC	49,015
PACIFIC BIOSCIENCES OF CALIFORNIA	48,948
OPPFI INC CLASS A	48,853
SHOE CARNIVAL INC	48,777
FIRST BANK	48,638
FARMERS AND MERCHANTS BANCORP INC	48,032
NVE CORP	47,847
GREIF INC CLASS B	47,755
CLEAN ENERGY FUELS CORP	47,650
ARDMORE SHIPPING CORP	47,520
GLADSTONE LAND REIT CORP	47,443
FLOWCO HOLDINGS INC CLASS A	47,410
RIGEL PHARMACEUTICALS INC	47,368

VAREX IMAGING CORP	47,356
BRIDGEWATER BANCSHARES INC	47,348
VISHAY PRECISION GROUP INC	47,320
ACCO BRANDS CORP	47,295
NANO X IMAGING LTD	47,254
BIGCOMMERCE HOLDINGS INC SERIES	47,250
JELD WEN HOLDING INC	47,079
GRANITE RIDGE RESOURCES INC	47,011
ETON PHARMACEUTCIALS INC	46,997
LUXFER HOLDINGS PLC	46,942
ARCTURUS THERAPEUTICS HOLDINGS INC	46,927
METHODE ELECTRONICS INC	46,913
POSTAL REALTY TRUST INC CLASS A	46,768
ANTERIX INC	46,606
SPIRE GLOBAL INC CLASS A	46,458
NATIONAL ENERGY SERVICES REUNITED	46,450
B AND G FOODS INC	46,445
CRICUT INC CLASS A	46,415
HBT FINANCIAL INC	46,386
SEMLER SCIENTIFIC INC	46,372
ARKO	45,794
FRP HOLDINGS INC	45,767
JACK IN THE BOX INC	45,640
OOMA INC	45,576
FIRST FOUNDATION INC	45,569
HUDSON TECHNOLOGIES INC	45,423
COMMUNITY WEST BANCSHARES	45,419
ZIPRECRUITER INC CLASS A	45,325
CALEDONIA MINING PLC	45,228
KINDERCARE LEARNING COMPANIES INC	45,157
BICARA THERAPEUTICS INC	45,140
CLARITEV CORP CLASS A	45,130
ARDENT HEALTH INC	45,092
SELECTQUOTE INC	45,025
OLYMPIC STEEL INC	45,007
DAKOTA GOLD CORP	44,749
POTBELLY CORP	44,700
HERON THERAPEUTICS INC	44,693
HAMILTON LANE INC CLASS A	44,626
RCI HOSPITALITY HOLDINGS INC	44,562
SOLID POWER INC CLASS A	44,510
EMERGENT BIOSOLUTIONS INC	44,386
SOUTHERN STATES BANCSHARES ANNISTO	44,153

FRONTIER GROUP HOLDINGS INC	44,115
BOSTON OMAHA CORP CLASS A	44,114
WEST BANCORPORATION INC	44,109
NATIONAL CINEMEDIA INC	43,794
OIL STATES INTERNATIONAL INC	43,641
TOURMALINE BIO INC	43,541
INVESTORS TITLE	43,528
INTERNATIONAL MONEY EXPRESS INC	43,498
BIOVENTUS CLASS A INC	43,421
BAYCOM CORP	43,338
GEVO INC	43,193
RBB BANCORP	42,991
IBEX LTD	42,923
SOLID BIOSCIENCES INC	42,822
ALTIMMUNE INC	42,748
UNISYS CORP	42,609
GBANK FINL HLDGS INC	42,492
ITEOS THERAPEUTICS INC	42,462
MARAVAI LIFESCIENCES HOLDINGS INC	42,353
NORTHEAST COMMUNITY BANCORP INC	42,306
CLEARPOINT NEURO INC	42,232
REZOLUTE INC	42,205
CUSTOM TRUCK ONE SOURCE INC	42,178
ATLANTICUS HOLDINGS CORP	42,048
BACKBLAZE INC CLASS A	41,844
TITAN AMERICA SA	41,796
EL POLLO LOCO INC	41,508
TREACE MEDICAL CONCEPTS INC	41,360
SOUTHERN FIRST BANCSHARES INC	41,072
MASTERCRAFT BOAT HOLDINGS INC	41,043
SAVARA INC	40,883
LATHAM GROUP INC	40,724
REZOLVE AI PLC	40,691
AQUESTIVE THERAPEUTICS INC	40,375
PULSE BIOSCIENCES INC	40,260
AVIAT NETWORKS INC	40,260
NATHANS FAMOUS INC	40,251
ABSCI CORP	39,956
NEWTEKONE INC	39,931
SIMULATIONS PLUS INC	39,838
RED RIVER BANCSHARES INC	39,740
MICROVISION INC	39,590
REGIONAL MANAGEMENT CORP	39,550

DISTRIBUTION SOLUTIONS GROUP INC	39,447
CITIZENS FINANCIAL SERVICES INC	39,401
QUANTUM SI INC CLASS A	39,390
AMERICAN COASTAL INSURANCE CORP	39,320
HAVERTY FURNITURE COMPANIES INC	39,133
ATEA PHARMACEUTICALS INC	39,078
NATURAL GAS SERVICES GROUP INC	39,051
PONCE FINANCIAL GROUP INC	38,973
MEIRAGTX HOLDINGS PLC	38,820
MAMAS CREATIONS INC	38,819
SIGA TECHNOLOGIES INC	38,716
FS BANCORP INC	38,711
ORUKA THERAPEUTICS INC	38,641
COLONY BANKCORP INC	38,622
ORANGE COUNTY BANCORP INC	38,605
SKYWATER TECHNOLOGY INC	38,514
ONITY GROUP INC	38,514
CITIZENS AND NORTHERN CORP	38,467
FIRST BANCORP INC	38,344
RMR GROUP INC CLASS A	38,341
PLAYTIKA HOLDING CORP	38,327
PARK AEROSPACE CORP	38,284
CLAROS MORTGAGE TRUST INC	38,270
PERFORMANT HEALTHCARE INC	38,144
GUARDIAN PHARMACY SERVICES INC CLA	37,996
ARTERIS INC	37,948
INFINITY NATURAL RESOURCES INC CLA	37,938
ARES COMMERCIAL REAL ESTATE REIT C	37,807
VANDA PHARMACEUTICALS INC	37,614
MVB FINANCIAL CORP	37,535
HUMACYTE INC	37,277
TERNS PHARMACEUTICALS INC	36,994
BANKWELL FINANCIAL GROUP INC	36,895
JADE BIOSCIENCES INC	36,863
LIMONEIRA	36,762
CERUS CORP	36,733
ZIMVIE INC	36,652
8X8 INC	36,648
BEYOND MEAT INC	36,551
ORGANOGENESIS HOLDINGS INC CLASS A	36,534
BLADE AIR MOBILITY INC CLASS A	36,496
PAYSIGN INC	36,360
OUTSET MEDICAL INC	36,307

HEALTH CATALYST INC	36,275
OLEMA PHARMACEUTICALS INC	36,052
SATELLOGIC INC CLASS A	35,621
PERSONALIS INC	35,575
FRANKLIN COVEY	35,531
PLUMAS BANCORP	35,524
ABEONA THERAPEUTICS INC	35,443
IMMERSION CORP	35,421
ASURE SOFTWARE INC	35,214
INDUSTRIAL LOGISTICS PROPERTIES TR	35,140
CHICAGO ATLANTIC REAL ESTATE FINAN	35,123
KINGSWAY FINANCIAL SERVICES INC	35,014
NEUROPACE INC	34,946
TARGET HOSPITALITY CORP	34,938
QUANTERIX CORP	34,932
AVEANNA HEALTHCARE HOLDINGS INC	34,905
RAYONIER ADVANCED MATERIALS INC	34,692
OPORTUN FINANCIAL CORP	34,611
LOVESAC COMPANY	34,489
HOMESTREET INC	34,426
COMPASS THERAPEUTICS	34,310
OPTIMIZERX CORP	34,304
TREDEGAR CORP	34,206
SAVERS VALUE VILLAGE INC	34,129
PETCO HEALTH AND WELLNESS COMPANY	33,966
TACTILE SYSTEMS TECHNOLOGY INC	33,716
PROTHENA PLC	33,713
CORCEPT THERAPEUTICS INC	33,691
AURA BIOSCIENCES INC	33,685
TRUBRIDGE INC	33,514
VIEMED HEALTHCARE INC	33,493
KULR TECHNOLOGY GROUP INC	33,269
GOSSAMER BIO INC	33,065
XOMA ROYALTY CORP	33,037
REPOSITRAK INC	33,012
MOVADO GROUP INC	32,925
TIMBERLAND BANCORP INC	32,916
ANNEXON INC	32,765
MAXCYTE INC	32,761
TYRA BIOSCIENCES INC	32,710
PARKE BANCORP INC	32,449
PCB BANCORP	32,435
KOPIN CORP	32,422

FIRST INTERNET BANCORP	32,415
LIFECORE BIOMEDICAL INC	32,204
WATERSTONE FINANCIAL INC	32,191
SUMMIT MIDSTREAM CORP	32,183
MAYVILLE ENGINEERING COMPANY INC	32,127
LB FOSTER	32,083
JAMES RIVER GROUP HOLDINGS LTD	32,066
AG MORTGAGE INVESTMENT TRUST REIT	32,065
CITY OFFICE REIT INC	32,045
SEPTERNA INC	32,027
PENNS WOODS BANCORP INC	31,999
BLUE RIDGE BANKSHARES INC	31,836
FORUM ENERGY TECHNOLOGIES INC	31,678
PALLADYNE AI CORP	31,652
JOHN MARSHALL BANCORP INC	31,649
ASTRIA THERAPEUTICS INC	31,597
KRISPY KREME INC	31,317
BERRY	31,268
BEAUTY HEALTH COMPANY CLASS A CLAS	31,110
BIGLARI HOLDINGS INCINARY CLASS B	30,974
KOLIBRI GLOBAL ENERGY INC	30,935
TURTLE BEACH CORP	30,924
PRECIGEN INC	30,838
IHEARTMEDIA INC CLASS A	30,795
ERASCA INC	30,724
ALDEYRA THERAPEUTICS INC	30,694
NATIONAL RESEARCH CORP	30,559
NATURES SUNSHINE PRODUCTS INC	30,556
FIDELITY D AND D BANCORP INC	30,544
MIDDLEFIELD BANC CORP	30,501
FRONTVIEW REIT INC	30,252
KESTRA MEDICAL TECHNOLOGIES LTD	30,242
ORASURE TECHNOLOGIES INC	30,222
PRIMIS FINANCIAL CORP	30,141
SAFE BULKERS INC	30,060
INSPIRED ENTERTAINMENT INC	30,008
CORVUS PHARMACEUTICALS INC	29,920
PERSPECTIVE THERAPEUTICS INC	29,845
MONTE ROSA THERAPEUTICS INC	29,816
WIDEOPENWEST INC	29,760
AMC NETWORKS CLASS A INC	29,714
VELOCITY FINANCIAL INC	29,590
GENESCO INC	29,535

TECHTARGET INC	29,534
RAPPORT THERAPEUTICS INC	29,471
XPONENTIAL FITNESS INC CLASS A	29,421
ROCKET PHARMACEUTICALS INC	29,327
DENNYS CORP	29,286
TONIX PHARMACEUTICALS HOLDING CORP	29,108
PURE CYCLE CORP	29,083
DIGIMARC CORP	29,075
RANGER ENERGY SERVICES INC CLASS A	29,062
GAMBLING COM GROUP LTD	28,976
SKY HARBOUR GROUP CORP CLASS A	28,929
NEONODE INC	28,815
MOTORCAR PARTS OF AMERICA INC	28,773
FB BANCORP INC	28,755
STARZ ENTERTAINMENT CORP	28,733
3D SYSTEMS CORP	28,636
TRUEBLUE INC	28,635
JAKKS PACIFIC INC	28,635
ZUMIEZ INC	28,615
OPEN LENDING CORP	28,615
EVENTBRITE CLASS A INC	28,512
NORWOOD FINANCIAL CORP	28,410
VIANT TECHNOLOGY INC CLASS A	28,392
CANDEL THERAPEUTICS INC	28,351
PRIORITY TECHNOLOGY HOLDINGS INC	28,350
ON24 INC	28,307
WEYCO GROUP INC	28,252
AERSALE CORP	28,247
RADIANT LOGISTIC INC	28,169
FORGE GLOBAL HOLDINGS INC	28,141
OLAPLEX HOLDINGS INC	28,077
UNITED STATES ANTIMONY CORP	28,024
TECTONIC THERAPEUTIC INC	27,897
PROVIDENT BANCORP INC	27,890
CODEXIS INC	27,865
ALPINE INCOME PROPERTY TRUST INC	27,640
CHEMUNG FINANCIAL CORP	27,628
STRATTEC SECURITY CORP	27,559
GETTY IMAGES HOLDINGS INC CLASS A	27,297
ENTRADA THERAPEUTICS INC	27,297
FIRST WESTERN FINANCIAL INC	27,275
TILE SHOP HOLDINGS INC	27,253
FLOTEK INDUSTRIES INC	27,232

C AND F FINANCIAL CORP	27,223
ADC THERAPEUTICS SA	27,221
INVESTAR HOLDING CORP	27,203
OAK VALLEY BANCORP	27,186
908 DEVICES INC	27,180
LCNB CORP	27,142
SEVEN HILLS REALTY TRUST	27,121
RIMINI STREET INC	27,114
FVCBANKCORP INC	27,081
FENNEC PHARMACEUTICALS INC	27,041
VERASTEM INC	27,029
FIRST UNITED CORP	26,948
VUZIX CORP	26,890
WESTROCK COFFEE	26,868
EDITAS MEDICINE INC	26,847
LIGHTBRIDGE CORP	26,820
ESPERION THERAPEUTICS INC	26,787
MBIA INC	26,491
LEGACY HOUSING CORP	26,150
BETA BIONICS INC	26,135
PERMA FIX ENVIRONMENTAL SERVICES I	26,026
CURIOSITYSTREAM INC CLASS A	25,982
INFORMATION SERVICES GROUP INC	25,886
TELOS CORPORATION CORP	25,864
KARAT PACKAGING INC	25,851
MBX BIOSCIENCES INC	25,844
ARQ INC	25,814
HIGHPEAK ENERGY INC	25,794
HYLIION HOLDINGS CORP	25,677
EW SCRIPPS CLASS A	25,628
KINIKSA PHARMACEUTICALS INTERNATIO	25,622
NACCO INDUSTRIES INC CLASS A	25,523
UNIVERSAL LOGISTICS INC	25,507
CRAWFORD CLASS A	25,445
BLUE FOUNDRY BANCORP	25,427
BRT APARTMENTS CORP	25,368
CARDIFF ONCOLOGY INC	25,263
RESOURCES CONNECTION INC	25,234
OMNIAB INC	25,220
BANK7 CORP	25,182
SELLAS LIFE SCIENCES GROUP INC	24,981
FIRST COMMUNITY CORP	24,916
PROFICIENT AUTO LOGISTICS INC	24,902

BARNES AND NOBLE EDUCATION INC	24,882
ALTI GLOBAL INC CLASS A	24,796
VIRGINIA NATIONAL BANKSHARES CORP	24,753
FUNKO INC CLASS A	24,590
USCB FINANCIAL HOLDINGS INC CLASS	24,562
HIMALAYA SHIPPING LTD	24,557
SANUWAVE HEALTH INC	24,546
DOUGLAS ELLIMAN INC	24,492
SIGHT SCIENCES INC	24,375
ALLOGENE THERAPEUTICS INC	24,371
INOGEN INC	24,296
ALICO INC	24,281
OMEROS CORP	24,264
WESTERN NEW ENGLAND BANCORP INC	24,229
LIBERTY LATIN AMERICA LTD CLASS A	24,150
JOINT CORP	24,096
KALTURA INC	23,967
LIVEWIRE GROUP INC	23,796
RGC RESOURCES INC	23,745
TRUECAR INC	23,741
Y MABS THERAPEUTICS INC	23,596
PARK OHIO HOLDINGS CORP	23,468
CONTANGO ORE INC	23,434
ALUMIS INC	23,304
MEDALLION FINANCIAL CORP	23,272
WEBTOON ENTERTAINMENT INC	23,218
ROCKY BRANDS INC	23,189
CADIZ INC	23,152
EVERCOMMERCE INC	23,037
CITI TRENDS INC	22,939
DOCGO INC	22,924
W AND T OFFSHORE INC	22,846
QUAD GRAPHICS INC CLASS A	22,786
DMC GLOBAL INC	22,761
AMES NATIONAL CORP	22,672
ESSA BANCORP INC	22,659
SIONNA THERAPEUTICS INC	22,607
EUROPEAN WAX CENTER INC CLASS A	22,548
OP BANCORP	22,525
ELEDON PHARMACEUTICALS INC	22,498
CITIZENS INC CLASS A	22,486
ATN INTERNATIONAL INC	22,474
LINKBANCORP INC	22,412

RANPAK HOLDINGS CORP CLASS A	22,313
ONEWATER MARINE CLASS A INC	22,227
NATIONAL BANKSHARES INC	22,114
EXPENSIFY INC CLASS A	22,098
PALVELLA THERAPEUTICS INC	21,999
MEDIFAST INC	21,862
SILVERCREST ASSET MANAGEMENT GROUP	21,728
FOGHORN THERAPEUTICS INC	21,714
BEL FUSE INC CLASS A	21,654
HAWTHORN BANCSHARES INC	21,651
UTAH MEDICAL PRODUCTS INC	21,516
CORE MOLDING TECHNOLOGIES INC	21,484
NEXPOINT DIVERSIFIED REAL ESTATE T	21,482
GREENE COUNTY BANCORP INC	21,465
PANGAEA LOGISTICS SOLUTIONS LTD	21,390
MEDIWOUND LTD	21,346
KORU MEDICAL SYSTEMS INC	21,322
ENANTA PHARMACEUTICALS INC	21,266
NEUROGENE INC	21,065
MONTAUK RENEWABLES INC	21,037
NORTHPOINTE BANCSHARES INC	21,031
RE MAX HOLDINGS INC CLASS A	20,998
FREQUENCY ELECTRONICS INC	20,961
CPI CARD GROUP INC	20,921
PRINCETON BANCORP INC	20,920
BRAEMAR HOTELS RESORTS INC	20,852
FIRST NATIONAL CORP	20,794
MONOPAR THERAPEUTICS INC	20,681
IDAHO STRATEGIC RESOURCES INC	20,666
FARADAY FUTURE INTELLIGENT ELECTRI	20,644
SLEEP NUMBER CORP	20,643
VOYAGER THERAPEUTICS INC	20,638
PUMA BIOTECHNOLOGY INC	20,467
ZENAS BIOPHARMA INC	20,465
JOHNSON OUTDOORS INC CLASS A	20,432
MAUI LAND AND PINEAPPLE INC	20,409
SONIDA SENIOR LIVING INC	20,334
KRONOS WORLDWIDE INC	20,317
PRIME MEDICINE INC	20,271
OLD POINT FINANCIAL CORP	20,253
GENCOR INDUSTRIES INC	20,230
CARGO THERAPEUTICS INC	20,180
DEFINITIVE HEALTHCARE CORP CLASS A	20,058

FRANKLIN FINANCIAL SERVICES CORP	20,048
SCPHARMACEUTICALS INC	19,961
4D MOLECULAR THERAPEUTICS INC	19,819
THIRD HARMONIC BIO INC	19,787
CORECARD CORP	19,787
RESERVOIR MEDIA INC	19,743
T1 ENERGY INC	19,721
ESCALADE INC	19,712
STRATUS PROPERTIES INC	19,711
HAIN CELESTIAL GROUP INC	19,707
FIRST SAVINGS FINANCIAL GROUP INC	19,681
PEOPLES BANCORP OF NORTH CAROLINA	19,647
ATOMERA INC	19,596
LIFEWAY FOODS INC	19,547
FLEXSTEEL INDUSTRIES INC	19,492
SECURITY NATIONAL FINANCIAL CORP C	19,473
CONCRETE PUMPING HOLDINGS INC	19,373
ENTRAVISION COMMUNICATIONS CORP CL	19,319
HF FOODS GROUP INC	19,293
RICHTECH ROBOTICS INC CLASS B	19,248
ELECTROMED INC	19,219
ANIKA THERAPEUTICS INC	19,118
FRANKLIN STREET PROPERTIES REIT CO	19,040
ACACIA RESEARCH CORP	18,917
SEAPORT ENTERTAINMENT GROUP INC	18,911
KINGSTONE COMPANIES INC	18,831
AVITA MEDICAL INC	18,822
MISTRAS GROUP INC	18,775
TUCOWS INC	18,705
ALTA EQUIPMENT GROUP INC CLASS A	18,669
LAND END INC	18,668
RESOLUTE HOLDINGS MANAGEMENT INC	18,580
CITIZENS COMMUNITY BANCORP INC	18,575
CB FINANCIAL SERVICES INC	18,440
EPSILON ENERGY LTD	18,420
SOUNDTHINKING INC	18,408
BK TECHNOLOGIES CORP	18,381
BV FINANCIAL INC	18,306
AMERICAN BATTERY TECHNOLOGY COMPAN	18,274
HAMILTON BEACH BRANDS HOLDING COMP	18,194
ACLARIS THERAPEUTICS INC	18,142
EHEALTH INC	18,140
US GOLD CORP	18,105

MODIV INDUSTRIAL INC CLASS C	18,079
BENITEC BIOPHARMA INC	18,053
NEURONETICS INC	18,040
EAGLE FINANCIAL SERVICES INC	17,974
MERCURITY FINTECH HOLDING INC	17,895
INHIBRX BIOSCIENCES INC	17,866
ACCURAY INC	17,778
MAINSTREET BANCSHARES INC	17,766
KODIAK SCIENCES INC	17,587
LARIMAR THERAPEUTICS INC	17,551
NEXPOINT REAL ESTATE FINANCE INC	17,389
ADVANTAGE SOLUTIONS INC CLASS A	17,318
LAKELAND INDUSTRIES INC	17,257
EGAIN CORP	17,213
FINWISE BANCORP	17,156
PIONEER BANCORP INC	17,143
ONCOLOGY INSTITUTE INC	17,138
EVOLUTION PETROLEUM CORP	17,075
FIRST CAPITAL INC	17,011
BCB BANCORP INC	16,975
ANGEL OAK MORTGAGE REIT INC	16,956
EAGLE BANCORP MONTANA INC	16,953
BRIGHT MINDS BIOSCIENCES INC	16,945
MERIDIAN CORP	16,860
NIOCORP DEVELOPMENTS LTD	16,802
EASTERN	16,750
ACME UNITED CORP	16,704
BASSETT FURNITURE INDUSTRIES INC	16,629
AELUMA INC	16,616
STEREOTAXIS INC	16,604
ACRES COMMERCIAL REALTY CORP	16,541
LIFEZONE METALS LTD	16,451
NEWSMAX INC CLASS B	16,401
RACKSPACE TECHNOLOGY INC	16,384
LANDMARK BANCORP INC	16,366
HOLLEY INC	16,314
ALECTOR INC	16,247
VOX ROYALTY CORP	16,246
FATE THERAPEUTICS INC	16,206
RICHARDSON ELECTRONICS LTD	16,202
1-800 FLOWERS.COM INC CLASS A	16,172
DESIGN THERAPEUTICS INC	16,082
PLAYSTUDIOS INC CLASS A	16,054

BANKFINANCIAL CORP	16,048
SB FINANCIAL GROUP INC	16,044
TTEC HOLDINGS INC	16,037
LUMINAR TECHNOLOGIES INC CLASS A	16,032
LENSAR INC	15,988
FORRESTER RESEARCH INC	15,959
RICHMOND MUTUAL BANCORPORATION INC	15,856
SUPERIOR GROUP OF COMPANIES INC	15,749
UNITED SECURITY BANCSHARES	15,734
RITHM PROPERTY INC TRUST	15,692
INHIBIKASE THERAPEUTICS INC	15,584
RIVERVIEW BANCORP INC	15,538
CRITICAL METALS CORP	15,526
OUTDOOR HOLDING	15,442
FINANCE OF AMERICA COMPANIES INC C	15,415
BIOTE CORP CLASS A	15,372
VIVID SEATS INC CLASS A	15,369
OMEGA FLEX INC	15,154
ENERGY SERVICES OF AMERICA CORP	15,109
TRINSEO PLC	15,095
LOANDEPOT INC CLASS A	15,024
SUNRISE REALTY TRUST INC	14,978
PIEDMONT LITHIUM INC	14,975
CS DISCO INC	14,959
COMPLETE SOLARIA INC	14,946
AIRSHIP AI HOLDINGS INC CLASS A	14,943
LIFEVANTAGE CORP	14,937
GLOBAL WATER RESOURCES INC	14,867
AMER VANGUARD CORP	14,861
CVRX INC	14,794
CARTESIAN THERAPEUTICS INC	14,785
RCM TECHNOLOGIES INC	14,755
INSEEGO CORP	14,725
PROTALIX BIOTHERAPEUTICS INC	14,716
HANOVER BANCORP INC	14,650
IRONWOOD PHARMA INC CLASS A	14,624
ECB BANCORP INC	14,606
MAZE THERAPEUTICS INC	14,589
DIAMEDICA THERAPEUTICS INC	14,547
ZEVIA CLASS A	14,535
EVI INDUSTRIES INC	14,342
GYRE THERAPEUTICS INC	14,156
CLARUS CORP	14,123

WALDENCAST PLC CLASS A	14,058
FRIEDMAN INDUSTRIES INC	13,960
SMITH MIDLAND CORP	13,894
PROTARA THERAPEUTICS INC	13,826
LUMENT FINANCE TRUST INC	13,806
BIOAGE LABS INC	13,798
PROFRAC HOLDING CLASS A CORP	13,712
PULMONX CORP	13,660
NERDY INC CLASS A	13,628
AMERICAN OUTDOOR BRANDS INC	13,616
STRAWBERRY FIELDS REIT INC	13,586
FUTUREFUEL CORP	13,460
NUVECTIS PHARMA INC	13,453
SR BANCORP INC	13,446
SEACOR MARINE HOLDINGS INC	13,413
TEADS HOLDING	13,394
OHIO VALLEY BANC CORP	13,343
ASCENT INDUSTRIES	13,341
LEXEO THERAPEUTICS INC	13,242
UNION BANKSHARES INC	13,177
M TRON INDUSTRIES INC	13,104
CONSUMER PORTFOLIO SERVICES INC	13,044
BARK INC CLASS A	12,872
WESTWOOD HOLDINGS GROUP INC	12,839
CF BANKSHARES INC	12,824
J JILL INC	12,810
INMODE LTD	12,736
NKARTA INC	12,686
SOUND FINANCIAL BANCORP INC	12,466
SANARA MEDTECH INC	12,406
AIRJOULE TECHNOLOGIES CORP CLASS A	12,302
FINWARD BANCORP	12,291
EMPIRE PETROLEUM CORP	12,239
TRILLER GROUP INC	12,162
VIRCO MANUFACTURING CORP	12,122
COHERUS ONCOLOGY INC	12,073
AUDIOEYE INC	11,965
CSP INC	11,918
PRO DEX INC	11,870
NET POWER INC CLASS A	11,728
NI HOLDINGS INC	11,683
TRANSCONTINENTAL REALTY INVESTORS	11,675
TRAVELZOO	11,610

TVARDI THERAPEUTICS INC	11,362
ADVANCED FLOWER CAPITAL INC	11,325
DESIGNER BRANDS INC CLASS A	11,203
TRISALUS LF SC CM A	11,200
SPIRIT AVIATION HOLDINGS INC	11,163
JOURNEY MEDICAL CORP	11,136
ANTERIS TECHNOLOGIES GLOBAL CORP	11,112
CREXENDO INC	11,041
PAMT CORP	10,991
KORRO BIO INC	10,979
INNOVAGE HOLDING CORP	10,937
LUCID DIAGNOSTICS INC	10,923
WM TECHNOLOGY INC CLASS A	10,747
COSTAMARE BULKERS HOLDINGS LTD	10,733
NEKTAR THERAPEUTICS	10,724
EMERALD HOLDING INC	10,549
SYNCHRONOSS TECHNOLOGIES INC	10,522
SOLESENCE INC	10,407
TORRID HOLDINGS INC	10,360
GAIA INC CLASS A	10,268
SKILLSOFT CORP CLASS A	9,981
MYOMO INC	9,884
BRC INC CLASS A	9,838
BALLY S CORP	9,743
SIEBERT FINANCIAL CORP	9,574
MARINE PRODUCTS CORP	9,438
PATRIOT NATIONAL BANCORP INC	9,418
PRIMEENERGY RESOURCES CORP	9,222
CHAIN BRIDGE BANCORP INC CLASS A	9,045
AIRSCULPT TECHNOLOGIES INC	8,863
PRAIRIE OPERATING	8,754
MAMMOTH ENERGY SERVICES INC	8,744
BETTER HOME FINANCE HOLDING CLASS	8,661
SKYX PLATFORMS CORP	8,649
ARENA GROUP HLDGS INC	8,550
TRAEGER INC	8,078
BAKKT HOLDINGS INC CLASS A	8,063
AARDVARK THERAPEUTICS INC	7,936
MOBILE INFRASTRUCTURE CORP	7,846
NL INDUSTRIES INC	7,827
GREENWICH LIFESCIENCES INC	7,809
ALPHA TEKNOVA INC	7,669
ISPIRE TECHNOLOGY INC	7,491

HIREQUEST INC	7,407
WOLFSPEED INC	7,265
TUHURA BIOSCIENCES INC	7,138
OPAL FUELS INC CLASS A	6,941
KESTREL GROUP LTD	6,922
CLIPPER REALTY INC	6,591
GEOSPACE TECHNOLOGIES CORP	6,132
FITLIFE BRANDS INC	6,080
COMPX INTERNATIONAL INC CLASS A	6,005
VALHI INC	5,818
RHINEBECK BANCORP INC	5,736
INHIBRX INC CVR	5,529
SOUTHLAND HOLDINGS INC	5,493
NEXTNRG INC	5,399
STONERIDGE INC	5,364
INMUNE BIO INC	5,170
VALUE LINE INC	5,168
UR ENERGY INC	4,947
GOLDEN MATRIX GROUP INC	4,791
MARKETWISE INC CLASS A	4,750
SWK HOLDINGS CORP	4,363
EVERSPIN TECHNOLOGIES INC	4,258
ENVELA CORP	4,198
OCUGEN INC	4,074
SILVACO GROUP INC	4,012
STAR HOLDINGS SHARES OF BENEFICIAL	4,007
TEVOGEN BIO HOLDINGS INC	3,841
ACTUATE THERAPEUTICS INC	3,660
FUELCELL ENERGY INC	3,596
VROOM INC	3,592
LOGISTIC PROPERTIES OF THE AMERICA	3,552
GRAFTECH INTERNATIONAL LTD	3,530
SBC MEDICAL GROUP HOLDINGS INC	3,517
GOHEALTH INC CLASS A	3,391
US GOLDMINING INC	3,141
CORBUS PHARMACEUTICALS HOLDINGS IN	2,946
BLINK CHARGING	2,822
VIRTRA INC	2,821
FULL HOUSE RESORTS INC	2,668
QUICKLOGIC CORP	2,593
AMERICAN REALTY INVESTORS INC	2,584
I GOLD CORP	2,573
SKYE BIOSCIENCE INC	2,567

SMARTRENT INC CLASS A	2,537
FORAFRIC GLOBAL PLC	2,465
HOOKER FURNISHINGS CORP	2,359
NEUMORA THERAPEUTICS INC	2,221
ATLANTIC INTERNATIONAL CORP	2,138
ZENTALIS PHARMACEUTICALS INC	2,120
PLIANT THERAPEUTICS INC	2,109
LIGHTWAVE LOGIC INC	2,052
NORTHERN TECHNOLOGIES INTERNATIONA	2,030
INVIVYD INC	1,968
INFUSYSTEM HOLDINGS INC	1,884
VENTYX BIOSCIENCES INC	1,864
GROWGENERATION CORP	1,834
JASPER THERAPEUTICS INC	1,654
RAMACO RESOURCES INC CLASS B	1,611
ZYNEX INC	1,520
QUIPT HOME MEDICAL CORP	1,477
PURPLE INNOVATION INC	1,460
WHEELS UP EXPERIENCE INC CLASS A	1,394
CHEGG INC	1,369
CARIBOU BIOSCIENCES INC	1,348
AGENUS INC	1,334
GOPRO INC CLASS A	1,332
ALTO NEUROSCIENCE INC	1,329
CHINOOK THERAPEUTICS INC	1,324
BLACK DIAMOND THERAPEUTICS INC	1,287
FISCALNOTE HOLDINGS INC CLASS A	1,234
ICOSAVAX INC CVR	1,233
CERVOMED INC	1,232
AEMETIS INC	1,228
ROADZEN INC	1,222
ENERGY VAULT HOLDINGS INC	1,203
MERSANA THERAPEUTICS INC	1,203
ONE GROUP HOSPITALITY INC	1,199
ZSPACE	1,174
RENOVARO INC	1,166
REKOR SYSTEMS INC	1,162
AKOYA BIOSCIENCES INC	1,158
NAUTILUS BIOTECHNOLGY INC	1,140
SHATTUCK LABS INC	1,120
TENAYA THERAPEUTICS INC	1,103
VERU INC	1,095
APPLIED THERAPEUTICS INC	1,082
LANZATECH GLOBAL INC	1,082

INOVIO PHARMACEUTICALS INC	1,081
KYVERNA THERAPEUTICS INC	1,075
C4 THERAPEUTICS INC	1,074
MODIVCARE INC	1,073
LESLIES INC	1,063
CASSAVA SCIENCES INC	1,030
ARTIVA BIOTHERAPEUTICS INC	1,028
CHINOOK THERAPEUTICS INC CVR	1,027
CAESARSTONE LTD	1,024
1STDIBS COM INC	1,018
MACROGENICS INC	1,013
CENTURY THERAPEUTICS INC	938
CABALETTA BIO INC	935
LIVEONE INC	844
SUTRO BIOPHARMA INC	837
CARDLYTICS INC	826
TSCAN THERAPEUTICS INC	790
WEREWOLF THERAPEUTICS INC	785
XBIOTECH INC	784
PYXIS ONCOLOGY INC	780
VERA BRADLEY INC	762
PROKIDNEY CORP CLASS A	761
OVID THERAPEUTICS INC	733
FRACTYL HEALTH INC	723
CIBUS INC CLASS A	715
BIOMEA FUSION INC	715
TILLYS INC CLASS A	712
374WATER INC	657
ZURA BIO LTD CLASS A	656
ADVERUM BIOTECHNOLOGIES INC	643
PEPGEN INC	633
IGM BIOSCIENCES INC	603
HARVARD BIOSCIENCE INC	602
METAGENOMI INC	574
FIBROBIOLOGICS INC	567
GENERATION BIO	547
ACUMEN PHARMACEUTICALS INC	546
SOLARMAX TECHNOLOGY INC SHS	531
CLIMB BIO INC	526
TPI COMPOSITES INC	499
UNITED HOMES INC CLASS A	490
PULSE BIOSCIENCE INC WARRANTS	464
QUEST RESOURCE HOLDING CORP	455
PRELUDE THERAPEUTICS INC	443
X4 PHARMACEUTICALS INC	384

ATOSSA THERAPEUTICS INC	362
ACTINIUM PHARMACEUTICALS INC	351
TELOMIR PHARMACEUTICALS INC	334
OUTLOOK THERAPEUTICS INC	328
OFFERPAD SOLUTIONS INC CLASS A	326
Q32 BIO INC	325
ACRIVON THERAPEUTICS INC	322
IROBOT CORP	304
CAMP4 THERAPEUTICS CORP	303
SOLIDION TECHNOLOGY INC	299
SYSTEM1 INC CLASS A	265
GTXI INC - CVR	99
CASH COLLATERAL USD WFFUT	103,000
GAIN/LOSS OTHERS	380,337

Total P&G Series - Russell 2000 Index SMA	$364,753,511